[LOGO]       LINDNER(R)                       7711 Carondelet Avenue, Suite 700
             FUNDS                            Saint Louis, Missouri
ADVISED BY RYBACK MANAGEMENT CORPORATION(SM)  (314) 727-5305
                                              Fax: (314) 727-9306
--------------------------------------------------------------------------------
 Lindner Growth Fund * Lindner Dividend Fund * Lindner Utility Fund * Lindner/
   Ryback Small-Cap Fund * Lindner Bulwark Fund * Lindner International Fund

-------------------------------------------------------------------------------
                                 ANNUAL REPORT

                               Table of Contents
  Statement of Assets & Liabilities                                        p. 2

  LINDNER GROWTH FUND
    *Letter from the Fund Managers                                         p. 4
    *Schedules of Investments and Net Assets                               p. 5

  LINDNER DIVIDEND FUND
    *Letter from the Fund Manager                                         p. 10
    *Schedules of Investments and Net Assets                              p. 11

  LINDNER UTILITY FUND
    *Letter from the Fund Manager                                         p. 17
    *Schedules of Investments and Net Assets                              p. 18

  LINDNER/RYBACK SMALL-CAP FUND
    *Letter from the Fund Manager                                         p. 20
    *Schedules of Investments and Net Assets                              p. 21

  LINDNER BULWARK FUND
    *Letter from the Fund Managers                                        p. 23
    *Schedules of Investments and Net Assets                              p. 24

  LINDNER INTERNATIONAL FUND
    *Letter from the Fund Managers                                        p. 27
    *Schedules of Investments and Net Assets                              p. 28

  Statement of Operations                                                 p .30

  Statement of Changes in Net Assets                                      p. 32

  Notes to Financial Statements                                           p. 34

  Financial Highlights                                                    p. 42
-------------------------------------------------------------------------------


==========================================
Dear Fellow Shareholders:

Calendar year 1996 was a very good one for the Lindner Funds. For instance, the Lindner Utility Fund's performance was ranked first in its "Specialty Fund" category according to Lipper Analytical Services. Additionally, the Lindner/Ryback Small-Cap Fund returned over 41% and the Lindner Bulwark Fund returned over 28%, while the Lindner Growth Fund appreciated more than 21%.

Attaining the best possible performance always has been our goal throughout our 43-year history. Providing convenient and value-added shareholder services has also been a focus of the Lindner Funds. In this regard, 1996 saw the introduction of our interactive financial management website - www.lindnerfunds.com. On this service, Lindner Funds shareholders can look up the latest transactions they have completed in their Fund accounts and shares can be purchased or exchanged. Stock trading, on-line bill payment, checkwriting, a Visa(R) debit card, and a suite of financial data and portfolio management tools are all available on the Lindner Funds website. We expect that these new services will be well received by shareholders.

                              LINDNER INVESTMENTS

                     STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1996
                                  (Unaudited)

                                                                   LINDNER GROWTH      LINDNER
                                                                        FUND        DIVIDEND FUND
                                                                   --------------   -------------
ASSETS
Investment securities, at value:
  Unaffiliated issuers (identified cost $825,883,323,
    $2,084,024,861, $30,066,598, $11,583,928, $53,795,265 and
    $1,822,150, respectively)                                      $1,087,588,323   $2,172,072,414
  Affiliated issuers (identified cost $321,212,603, $97,490,627
    and $3,886,106, respectively) (Note 5)                            416,861,837      111,553,657
Cash                                                                    1,253,330        2,441,299
Receivables:
  Investments sold - long                                                 555,416        3,055,015
  Dividends and interest                                                3,875,450       23,856,797
  Fund shares sold                                                        180,456        2,807,806
  Investments sold - short                                                     --        3,448,565
Deposits with brokers for securities sold short                                --        3,901,388
Unamortized organizational expense (Note 4)                                    --               --
Receivable for expenses reimbursed by advisor                                  --               --
Other assets                                                                6,578            9,425
                                                                   --------------   --------------
    Total assets                                                    1,510,321,390    2,323,146,366
                                                                   --------------   --------------
LIABILITIES
Accounts payable and accrued liabilities:
  Investment securities purchased                                      11,565,559       30,949,332
  Investments sold short, at value (proceeds $3,360,257 and
    $16,708,085, respectively)                                                 --        3,749,716
  Fund shares redeemed                                                    464,105        2,046,711
Other liabilities:
  Management fee (Note 3)                                               2,453,373        2,915,869
  Organizational expense (Note 4)                                              --               --
  Other                                                                   344,085          212,693
                                                                   --------------   --------------
    Total liabilities                                                  14,827,122       39,874,321
                                                                   --------------   --------------
NET ASSETS                                                         $1,495,494,268   $2,283,272,045
                                                                   ==============   ==============

NET ASSETS CONSIST OF:
Capital (par value and additional paid-in capital)                 $1,097,985,264   $2,147,706,051
Undistributed net investment income (loss)                             (1,062,657)       3,355,923
Accumulated net realized gain (loss) on investments and foreign
  currency transactions                                                41,218,984       30,489,954
Net unrealized appreciation on investments and translation of
  assets and liabilities in foreign currency                          357,352,677      101,720,117
                                                                   --------------   --------------
NET ASSETS APPLICABLE TO OUTSTANDING SHARES                        $1,495,494,268   $2,283,272,045
                                                                   ==============   ==============
NET ASSET VALUE PER SHARE
Investor shares:
  NET ASSETS                                                       $1,495,478,589   $2,282,887,177
  SHARES OUTSTANDING                                                   60,787,688       83,019,037
                                                                   --------------   --------------
                                                                           $24.60           $27.50
                                                                   ==============   ==============
Institutional shares:
  NET ASSETS                                                              $15,679         $384,868
  SHARES OUTSTANDING                                                          638           14,007
                                                                   ==============   ==============
                                                                           $24.59           $27.48
                                                                   ==============   ==============

2                      See Notes to Financial Statements


                                                       LINDNER INVESTMENTS

                                               STATEMENTS OF ASSETS AND LIABILITIES
                                                        DECEMBER 31, 1996
                                                           (Unaudited)

                                                                  LINDNER    LINDNER/RYBACK   LINDNER
                                                                  UTILITY       SMALL-CAP     BULWARK         LINDNER
                                                                    FUND           FUND        FUND       INTERNATIONAL FUND
                                                                  -------    --------------   -------     ------------------
ASSETS
Investment securities, at value:
  Unaffiliated issuers (identified cost $825,883,323,
    $2,084,024,861, $30,066,598, $11,583,928, $53,795,265 and
    $1,822,150, respectively)                                    $34,876,393   $14,156,136   $62,208,650     $1,918,210
  Affiliated issuers (identified cost $321,212,603, $97,490,627
   and $3,886,106, respectively) (Note 5)                                 --            --     3,743,405             --
Cash                                                                 263,635       196,029       351,737         87,351
Receivables:
  Investments sold - long                                                 --       157,500            --             --
  Dividends and interest                                             144,365         5,110       132,042          1,930
  Fund shares sold                                                    67,130       110,000       120,654             --
  Investments sold - short                                                --            --    16,708,085             --
Deposits with brokers for securities sold short                           --            --    12,527,273             --
Unamortized organizational expense (Note 4)                           11,077        11,772        26,070         21,313
Receivable for expenses reimbursed by advisor                             --            --            --          3,860
Other assets                                                             180            60        41,155          7,318
                                                                 -----------   -----------   -----------     ----------
    Total assets                                                  35,362,780    14,636,607    95,859,071      2,039,982
                                                                 -----------   -----------   -----------     ----------
LIABILITIES
Accounts payable and accrued liabilities:
  Investment securities purchased                                    161,903        25,750       460,363         14,359
  Investments sold short, at value (proceeds $3,360,257 and
    $16,708,085, respectively)                                            --            --    18,006,457             --
  Fund shares redeemed                                                48,167            --       154,837          3,953
Other liabilities:
  Management fee (Note 3)                                             19,866         8,077        62,647          1,628
  Organizational expense (Note 4)                                     16,959        15,431        32,911         23,328
  Other                                                                8,433         4,058       213,594          2,508
                                                                 -----------   -----------   -----------     ----------
    Total liabilities                                                255,328        53,316    18,930,809         45,776
                                                                 -----------   -----------   -----------     ----------
NET ASSETS                                                       $35,107,452   $14,583,291   $76,928,262     $1,994,206
                                                                 ===========   ===========   ===========     ==========

NET ASSETS CONSIST OF:
Capital (par value and additional paid-in capital)               $30,179,187   $11,874,265   $79,887,113     $1,881,192
Undistributed net investment income (loss)                            41,323       (28,482)       49,195         (8,147)
Accumulated net realized gain (loss) on investments
 and foreign currency transactions                                    77,147       165,300    (9,785,136)        25,117
Net unrealized appreciation on investments and translation of
  assets and liabilities in foreign currency                       4,809,795     2,572,208     6,777,090         96,044
                                                                 -----------   -----------   -----------     ----------
NET ASSETS APPLICABLE TO OUTSTANDING SHARES                      $35,107,452   $14,583,291   $76,928,262     $1,994,206
                                                                 ===========   ===========   ===========     ==========

NET ASSET VALUE PER SHARE
Investor shares:
  NET ASSETS                                                     $35,107,280   $14,583,125   $75,301,487     $1,994,044
  SHARES OUTSTANDING                                               2,397,380     2,169,153     9,445,716        205,468
                                                                 -----------   -----------   -----------     ----------
                                                                      $14.64         $6.72         $7.97          $9.70
                                                                 ===========   ===========   ===========     ==========
Institutional shares:
  NET ASSETS                                                            $172          $166    $1,626,775           $162
  SHARES OUTSTANDING                                                      12            25       204,616             17
                                                                 ===========   ===========   ===========     ==========
                                                                      $14.63         $6.72         $7.95          $9.70
                                                                 ===========   ===========   ===========     ==========


                       See Notes to Financial Statements                      3

                              LINDNER GROWTH FUND
                               February 14, 1997

        Dear Fellow Shareholders:

             For the 12 months ended December 31, 1996, the Lindner Growth Fund's total return was 21.02% compared to the S&P 500 Index total return of 22.96%.
             So far the Fed has been able to achieve an equilibrium of moderate growth and little inflation with the result that valuations of stocks in the S&P 500 Index have advanced from a price/earnings ratio of 17.5 to 21.1. We find we should write a book entitled "The Tree That Grew To The Sky." The problem is that it may be hard to find the magic beans to keep it growing. Apparently this will not stop until people can find higher returns in the money market.
             At this point we are trying to exploit the growing difference between our perception of the lack of value in the S&P and the shares we hold. It is interesting to note that out of the 219 positions we hold, only 17 of them are components of the S&P; since December 31, 1996, one of these positions was sold. Two of those are gold stocks and 6 are energy companies and one is a utility that has recently received a take over offer. We are aware that we will never be perceived as an index fund.
             We thank you for your interest and continued support.

        Respectfully submitted,

        /s/ ERIC E. RYBACK        /s/ LARRY CALLAHAN        /s/ ROBERT A. LANGE

        Eric E. Ryback            Larry Callahan            Robert A. Lange
        President                 Portfolio Manager         Portfolio Manager

                              LINDNER INVESTMENTS

                  SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER GROWTH FUND
-------------------

COMMON STOCKS (88.31%)

Aerospace/Defense (3.16%)
  Alliant Techsystems, Inc. <Fa>,<F*>                                     860,000             $47,300,000
                                                                                        -----------------

Business Services (4.17%)
  Autoinfo, Inc. <Fa>,<F*>                                                713,000              $2,584,625
  Highwaymaster Communications, Inc. <F*>                                 812,340              14,723,662
  Hunt Manufacturing Co.                                                  100,000               1,812,500
  Information Resources, Inc. <F*>                                        260,000               3,640,000
  Novell, Inc. <F*>                                                     2,939,500              27,833,244
  Rollins, Inc.                                                           510,100              10,202,000
  Scientific Software Intercomp, Inc. <Fa>,<F*>                           853,000                 435,030
  Wave Technologies International, Inc. <Fa>,<F*>                         207,500               1,167,188
                                                                                        -----------------
                                                                                              $62,398,249
                                                                                        -----------------

Chemicals and Allied Products (1.32%)
  Solvay & Cie S.A. <Ff>                                                   32,200             $19,691,322
                                                                                        -----------------

Computers and Electronic Equipment (1.92%)
  Amdahl Corporation <F*>                                                 200,000              $2,425,000
  Banctec, Inc. <F*>                                                      418,546               8,632,511
  Digital Equipment Corporation <F*>                                      125,000               4,546,875
  Exar Corporation <F*>                                                   238,000               3,689,000
  Gradco Systems, Inc. <Fa>,<F*>                                          703,000               2,636,250
  Micronics Computers, Inc. <Fa>,<F*>                                   1,356,700               2,798,194
  Scitex Corporation Ltd.                                                 100,000                 950,000
  Streamlogic Corporation (formerly Micropolis Corp.)<Fa>,<F*>          1,594,200               1,096,012
  Technitrol, Inc.                                                         49,451               1,897,682
                                                                                        -----------------
                                                                                              $28,671,524
                                                                                        -----------------

Construction and Real Estate (1.19%)
  Butler Manufacturing Company <Fa>                                       440,000             $17,820,000
                                                                                        -----------------

Defense (0.24%)
  ESCO Electronics Corporation                                            350,700              $3,507,000
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Energy (11.13%)
  Apache Corporation                                                      225,000              $7,959,375
  Archer Resources Ltd. - Rule 144A <Ff>,<F*>                             500,000               2,553,626
  Archer Resources Ltd. <Ff>,<F*>                                         432,800               2,210,419
  Baker Hughes, Inc.                                                      300,000              10,350,000
  Barrington Petroleum Ltd. <Ff>,<F*>                                     555,500               2,269,663
  Harken Energy Corporation <F*>                                        2,800,000               8,400,000
  ICO Inc. <F*>                                                            54,000                 330,750
  Lasmo plc-ADR <F*>                                                    2,431,500              29,178,000
  Lukoil Oil Company - ADR                                                 12,000                 546,000
  Maynard Oil Company <Fa>,<F*>                                           415,700               7,794,375
  Mitchell Energy & Development Corp., Class A                             67,800               1,517,025
    Class B                                                               133,700               2,958,113
  Norex Industries, Inc. <F*>                                             140,600               4,921,000
  Phillips Petroleum Company                                              400,000              17,700,000
  Rowan Companies, Inc. <F*>                                              700,000              15,837,500
  Sasol Ltd. <Ff>                                                         250,000               2,979,754
  Tidewater, Inc.                                                          73,400               3,321,350
  USX-Marathon Group                                                      400,000               9,550,000
  Union Pacific Resources Group, Inc.                                     225,000               6,581,250
  Weatherford Enterra, Inc. <F*>                                          459,216              13,776,480
  Williams Companies                                                      420,000              15,750,000
                                                                                        -----------------
                                                                                             $166,484,680
                                                                                        -----------------

Environmental Services (0.94%)
  Chempower, Inc. <Fa>,<F*>                                               650,000              $3,737,500
  Dames & Moore, Inc.                                                     143,900               2,104,538
  EMCON <Fa>,<F*>                                                         697,900               2,442,650
  Recycling Industries, Inc. <Fa>,<F*>                                    857,900               1,233,231
  Rollins Environmental Services, Inc. <F*>                             1,016,100               1,778,175
  Tanknology Environmental, Inc. <Fa>,<F*>                              1,415,100               2,830,200
                                                                                        -----------------
                                                                                              $14,126,294
                                                                                        -----------------
Financial Services (6.73%)
  Bangkok Bank Public Company Ltd. <Ff>                                   150,000              $1,450,858
  Bancfirst Corporation <Fa>                                              328,200               8,943,450

                       See Notes to Financial Statements
                                                                               5


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER GROWTH FUND
-------------------
Financial Services (continued)
  Banco de Colombia S.A. - GDR - Rule 144A                                250,000              $1,843,750
  Banque Libanaise pour le Commerce SAL
    GDR - Rule 144A <F*>                                                  200,000               2,430,000
  CPB, Inc.                                                                84,939               2,526,935
  The Chase Manhattan Corporation                                         105,000               9,371,250
  CORUS Bankshares, Inc.                                                  664,958              21,444,896
  First Mutual Bancorp, Inc.                                              100,000               1,500,000
  International Bancshares Corporation                                    390,672              19,533,600
  John Alden Financial Corp.                                               89,400               1,653,900
  John Nuveen and Company, Inc.                                           686,300              18,186,950
  Norwest Corporation                                                     271,056              11,790,936
                                                                                        -----------------
                                                                                             $100,676,525
                                                                                        -----------------

Food and Beverage (4.27%)
  Bertucci's Inc. <F*>                                                    126,800                $681,550
  Danone Group <Ff>                                                        15,000               2,090,199
  Eskimo Pie Corporation <Fa>                                             245,000               2,725,625
  J & J Snack Foods Corp. <F*>                                            210,000               2,835,000
  The Morningstar Group, Inc. <Fa>,<F*>                                 1,354,200              26,576,175
  Savannah Foods & Industries, Inc.                                       600,700               8,109,450
  Spaghetti Warehouse, Inc. <Fa>,<F*>                                     562,900               2,955,225
  United Grain Growers Ltd. <Fa>,<Ff>                                     800,000               6,303,809
  Zapata Corporation <Fa>,<F*>                                          2,724,700              11,579,975
                                                                                        -----------------
                                                                                              $63,857,008
                                                                                        -----------------

Healthcare (3.07%)
  Allied Healthcare Products, Inc. <Fa>                                   412,200              $3,039,975
  Angeion Corporation                                                     658,900               2,306,150
  Cardiometrics, Inc. <Fa>                                                688,400               3,786,200
  Comprehensive Care Corporation <Fa>,<F*>                                 43,900                 532,287
  Comprehensive Care Corporation - Rule 144A <Fa>,<F*>                    250,000               3,031,250
  Creative Biomolecules, Inc. <F*>                                        795,400               8,252,275
  Cytogen Corporation <F*>                                                949,000               5,219,500
  Endosonics Corporation <F*>                                             353,200               5,386,300
  Gyogyszergyarszolgaltatasi Resz. (Egis) <Ff>,<F*>                        12,500                 730,359


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Healthcare (continued)
  Maxicare Health Plans, Inc. <F*>                                        135,000              $3,003,750
  Physician Corporation of America <F*>                                 1,055,000              10,550,000
                                                                                        -----------------
                                                                                              $45,838,046
                                                                                        -----------------

Industrial Products and Services (3.22%)
  Buderus AG <Ff>                                                           5,000              $2,465,771
  Calgon Carbon Corporation                                               245,500               3,007,375
  Devlieg Bullard, Inc. <F*>                                              390,000               1,084,668
  Durakon Industries, Inc. <Fa>,<F*>                                      524,900               6,692,475
  Lufkin Industries                                                       182,240               4,556,000
  Meridian Technologies, Inc. <Ff>,<F*>                                   445,200               1,883,963
  MFRI, Inc. <Fa>,<F*>                                                    341,000               2,706,688
  Mitsubishi Heavy Industries, Ltd. <Ff>                                  400,000               3,170,501
  Moore Products Co. <F*>                                                  61,500               1,107,000
  Quixote Corporation <Fa>                                                673,400               6,481,475
  Transtechnology Corporation <Fa>                                        300,000               5,887,500
  Vitro, Sociedad Anonima - ADR                                         1,659,100               9,125,050
                                                                                        -----------------
                                                                                              $48,168,466
                                                                                        -----------------

Insurance (4.40%)
  Acceptance Insurance Companies, Inc. <F*>                               425,000              $8,393,750
  Central Reserve Life Corporation                                        200,000               1,550,000
  Hilb, Rogal and Hamilton Company <Fa>                                 1,000,000              13,250,000
  Lawyers Title Corporation                                               230,000               4,513,750
  Old Republic International Corporation                                  828,750              22,169,062
  PICO Holdings, Inc. <F*>                                                921,821               3,802,512
  Sphere Drake Holdings Ltd.                                              200,000               1,775,000
  Stewart Information Services Corporation <Fa>                           500,000              10,375,000
                                                                                        -----------------
                                                                                              $65,829,074
                                                                                        -----------------

Investments (2.81%)
  Antofagasta Holdings P.L.C. <Ff>                                        950,000              $5,527,982
  Dundee Bancorp, Inc. <Ff>,<F*>                                          300,400               5,534,146
  Gateway Industries, Inc. <Fa>,<F*>                                      309,000                 772,500
  Minorco - ADR                                                         1,360,000              28,305,000
  Triton Group Ltd. <Fa>,<F*>                                           2,146,800               1,878,450
                                                                                        -----------------
                                                                                              $42,018,078
                                                                                        -----------------

                       See Notes to Financial Statements
6


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER GROWTH FUND
-------------------
Leisure/Entertainment (4.14%)
  American Classic Voyages Company <F*>                                   662,700              $8,697,937
  Hasbro, Inc.                                                            400,000              15,550,000
  International Speedway Corporation, Class B                             416,730               8,438,783
  Jackpot Enterprises, Inc.                                               260,700               2,541,825
  Polaroid Corporation                                                    413,100              17,969,850
  Sotheby's Holdings, Inc.                                                467,600               8,709,050
                                                                                        -----------------
                                                                                              $61,907,445
                                                                                        -----------------

Metals Processing (0.30%)
  Asturiana De Zinc, S.A. <Ff>,<F*>                                       144,171              $1,428,371
  Handy & Harman                                                           90,774               1,588,545
  Republic Engineered Steels, Inc. <F*>                                   800,000               1,500,000
                                                                                        -----------------
                                                                                               $4,516,916
                                                                                        -----------------

Mining (7.75%)
  Anvil Range Mining <Fa>,<Ff>,<F*>                                     1,222,000              $1,560,266
  Battle Mountain Gold                                                  1,887,000              12,973,125
  Bema Gold Corporation <Ff>,<F*>                                       1,037,100               6,129,075
  Cambior, Inc.                                                           600,000               8,775,000
  Canyon Resources Corporation <F*>                                       414,100               1,087,012
  Case Pomeroy & Company, Inc.                                              2,015               2,436,135
  Case Pomeroy & Company, Inc., Class B                                       538                 645,600
  Dayton Mining Corporation <Fa>,<Ff>,<F*>                              2,491,300              16,540,807
  Energy Resources of Australia Ltd <Ff>                                1,729,492               7,830,107
  Getchell Gold Corporation                                               122,400               4,697,100
  Goldcorp Inc., Class A                                                  630,000               5,355,000
  Homestake Mining Company                                                885,250              12,614,812
  Kinross Gold Corporation <Ff>,<F*>                                      800,000               5,700,000
  MK Gold Company <Fa>                                                  1,677,500               2,516,250
  Meridian Gold, Inc. <F*>                                              2,000,000               8,250,000
  The Pioneer Group, Inc.                                                 200,000               4,750,000
  South American Gold and Copper Company Ltd. <Fa>,<Ff>                   950,000               1,490,223
  TVX Gold, Inc. <Ff>,<F*>                                                800,000               6,200,000
  Uranium Resources, Inc. <Fa>,<F*>                                       811,525               6,390,759
                                                                                        -----------------
                                                                                             $115,941,271
                                                                                        -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Paper, Printing and Publishing (0.99%)
  American Media, Inc., Class A <Fa>,<F*>                               2,524,800             $14,833,200
                                                                                        -----------------

Real Estate Investment Trust (1.44%)
  Atlantic Realty Trust <Fa>,<F*>                                         307,862              $3,117,103
  Landsing Pacific Fund, Inc. <F*>                                        267,500                  66,875
  Price Enterprises, Inc. <F*>                                             40,800                 708,900
  Ramco-Gershenson Properties Trust <Fa>                                  577,525               9,745,734
  Regency Realty Corporation                                              300,000               7,875,000
                                                                                        -----------------
                                                                                              $21,513,612
                                                                                        -----------------

Retail Trade (11.04%)
  Ames Department Stores, Inc. <F*>                                       171,000                $737,437
  CML Group, Inc. <F*>                                                  2,027,100               6,841,462
  CPI Corporation <Fa>                                                    956,100              16,014,675
  Charming Shoppes, Inc. <Fa>                                           7,955,100              40,272,694
  Cole National Corporation, Class A <F*>                                 434,300              11,400,375
  Dart Group Corporation, Class A                                          59,263               5,511,459
  Egghead, Inc. <F*>                                                      135,500                 711,375
  Fiberstars, Inc. <Fa>,<F*>                                              288,100               1,260,437
  The Good Guys, Inc. <Fa>                                              1,197,800               7,785,700
  Handleman Company <Fa>                                                2,371,100              20,154,350
  InterTAN, Inc. <F*>                                                     223,000               1,087,125
  Josten's, Inc.                                                          307,600               6,498,050
  Juno Lighting, Inc.                                                     484,000               7,744,000
  K-Swiss, Inc.                                                            88,500                 873,938
  Noodle Kidoodle, Inc. <F*>                                              293,100               1,502,138
  Proffitt's Inc. <F*>                                                    269,500               9,937,813
  Stride Rite Corporation                                               1,100,000              11,000,000
  United Retail Group, Inc. <Fa>,<F*>                                     880,600               2,861,950
  Zale Corporation <F*>                                                   675,000              12,909,375
                                                                                        -----------------
                                                                                             $165,104,353
                                                                                        -----------------

Telecommunications (3.06%)
  Comsat Corporation                                                      730,000             $17,976,250
  Metricom, Inc. <Fa>,<F*>                                              1,346,000              20,190,000
  Vertex Communications Corporation <Fa>,<F*>                             420,000               7,612,500
                                                                                        -----------------
                                                                                              $45,778,750
                                                                                        -----------------

                       See Notes to Financial Statements
                                                                               7


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER GROWTH FUND
-------------------
Transportation (5.25%)
  Anangel-American Shipholdings Ltd.                                      680,900              $5,447,200
  International Shipholding Corporation                                    76,550               1,416,175
  Kirby Corporation <F*>                                                  400,000               7,900,000
  London & Overseas Freighters Ltd - ADR <Fa>                             405,500               5,068,750
  MIF Ltd. - ADR - Rule 144A                                              250,000               3,719,481
  MTL, Inc. <Fa>,<F*>                                                     337,500               6,834,375
  OMI, Inc. <Fa>,<F*>                                                   2,425,000              21,218,750
  Oglebay Norton Company                                                   96,372               4,216,275
  Overseas Shipholding Group, Inc.                                        781,300              13,282,100
  Stolt-Nielsen S.A. - ADR                                                275,000               5,156,250
  Wah Kwong Shipping Holdings Ltd. <Ff>                                 3,060,759               4,234,564
                                                                                        -----------------
                                                                                              $78,493,920
                                                                                        -----------------

Utilities (5.20%)
  Czech Power Company <Ff>,<F*>                                           250,110              $8,956,024
  El Paso Electric Company <F*>                                         1,873,200              12,175,800
  Huaneng Power International - ADR <F*>                                  202,700               4,560,750
  Mosenergo - GDR - Rule 144A <F*>                                         48,200               1,484,560
  Mosenergo - GDR Regulation S <F*>                                        10,000                 308,000
  Noram Energy Corporation                                              3,267,300              50,234,738
                                                                                        -----------------
                                                                                              $77,719,872
                                                                                        -----------------

Miscellaneous (0.57%)                                                                          $8,555,443
                                                                                        -----------------

Total Common Stocks (Cost $966,552,191)                                                    $1,320,751,048
                                                                                        -----------------

PREFERRED STOCKS (0.59%)

Business Services (0.34%)
  Interleaf, Inc., Series C, convertible - Rule 144A <F*>                 502,452              $5,024,520
                                                                                        -----------------

Energy (0.04%)
  Westmoreland Coal Company, 8.50% convertible (F#)                       104,800                $668,100
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Healthcare (.17%)
  Hyseq, Inc., Series A convertible - Rule 144A <F*>                      312,500              $2,500,000
                                                                                        -----------------

Miscellaneous (0.04%)                                                                            $564,000
                                                                                        -----------------

Total Preferred Stocks (Cost $8,775,160)                                                       $8,756,620
                                                                                        -----------------

NON-CONVERTIBLE BONDS (3.04%)

Energy (0.29%)
  Huntway Partners L.P.,
    4%, due 2008 - Rule 144A <F*>                                      $8,866,964                $700,002
    8%, due 2000 - Rule 144A                                            3,429,690               3,699,949
                                                                                        -----------------
                                                                                               $4,399,951
                                                                                        -----------------

Financial Services (0.63%)
  Beal Financial Corporation, 12.75%, due 2000                         $5,675,000              $6,043,875
  WSFS Financial Corporation, 11%, due 2005                             3,050,000               3,286,375
                                                                                        -----------------
                                                                                               $9,330,250
                                                                                        -----------------

Retail Trade (0.20%)
  Michaels Stores, Inc., 10.875%, due 2006                             $3,000,000              $2,940,000
                                                                                        -----------------

Transportation (1.92%)
  Greyhound Lines, Inc.,
    10% Sr. Notes, due 2001                                           $28,898,000             $28,753,510
                                                                                        -----------------

Total Non-Convertible Bonds (Cost $44,073,411)                                                $45,423,711
                                                                                        -----------------

CONVERTIBLE BONDS (2.43%)

Apparel and Other Textile Products (0.03%)
  Suave Shoe Corporation, 5%, due 1997                                   $471,000                $471,000
                                                                                        -----------------

Food and Beverage (0.92%)
  TPI Enterprises, Inc., 8.25%, due 2002                              $15,279,000             $13,674,705
                                                                                        -----------------

                       See Notes to Financial Statements
8


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER GROWTH FUND
-------------------
Mining (0.33%)
  Anvil Range Mining Corporation, 8.5%, due 2002 <Ff>                  $2,000,000              $1,101,707
  Golden Shamrock Mines Ltd.,
    7%, due 2000 - Rule 144A <Ff>                                       3,305,000               3,833,800
                                                                                        -----------------
                                                                                               $4,935,507
                                                                                        -----------------

Retail Trade (0.58%)
  Michael Stores, Inc., 6.75%, due 2003                               $10,679,000              $8,703,385
                                                                                        -----------------

Telecommunications (0.57%)
  Metricom, Inc., 8%, due 2003                                         $7,500,000              $8,587,500
                                                                                        -----------------

Total Convertible Bonds (Cost $34,557,735)                                                    $36,372,097
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

U.S. TREASURY BILLS (6.23%)

  Maturing 1-02-97 to 1-23-97 (Cost $93,137,429)                      $93,300,000             $93,146,684
                                                                                        -----------------

Total Investments (Cost $1,147,095,926)                                    100.60%         $1,504,450,160

Excess of Other Liabilities over Assets                                     -0.60%            ($8,955,892)
                                                                 -----------------      -----------------

Net Assets                                                                 100.00%         $1,495,494,268
                                                                 =================      =================

<F*> Non-income producing
<Fa> Denotes security is affiliated (See Note 6)
(F#) Dividends in arrears - non-income producing
<Ff> Denotes security primarily traded in foreign markets
ADR American Depository Receipts
GDR Global Depository Receipts

                       See Notes to Financial Statements

                                                                               9

                             LINDNER DIVIDEND FUND
                               February 14, 1997

     Dear Fellow Shareholders:

          The Dividend Fund finished the calendar year ended December 31, 1996 with a total return of 11.54% compared to the S&P 500's total return of 22.96%. During the same time period, the yield on the 30-year treasury bond rose from 5.95% to 6.64%. As a consequence of its interest rate sensitivity, the Fund reacts less favorable as rates rise. I am pleased to report the average portfolio yield is 6%, which compares very favorably to the one-year treasury bill rate of 5.1%.
          The percentage of cash and cash equivalents slowly increased from 7.4% at December 31, 1995 to 10% at year end and will continue to increase as the stock market goes higher. The largest decrease occurred in non-convertible bonds which represent 15.9% of the portfolio, down from 25.1% at the beginning of the year. Traditionally, this asset category has helped to provide the fund with above average yields. Several of the bonds were redeemed throughout the year and good replacements have been hard to find. The cash was used to purchase convertible bonds and common stocks. The two largest industry categories are now Energy at 19% and Utilities at 17%. The Funds' bias towards Energy is due to the increase in natural gas securities. This industry has been identified as a great undervalued investment opportunity due to the gradual rise in natural gas prices and consolidation taking place within the industry. Although the utility sector has lagged the general market, they provide the Fund with above average dividend yields versus T-Bills with additional capital appreciation potential. We have noticed utilities are merging with each other and expanding into Natural Gas acquisitions which bodes well for the Fund.
          Our efforts to provide you with a risk-averse, consistent investment again have not gone unnoticed. Lindner Dividend Fund was highlighted in a recently released book entitled Investment Gurus. An entire section is dedicated to providing insight about the process we use in creating the kind of risk-averse performance for which your Dividend Fund is recognized. The Fund is only one of six mutual funds the author focuses on. The book is available across the country in major bookstores should you wish to pick it up.
          Thank you for your continued interest and support in the Dividend Fund. We will make every effort to try to provide you with a steady source of income without putting your investment in the path of undue risk.

                     Respectfully submitted,

                     /s/ ERIC E. RYBACK

                     Eric E. Ryback
                     President

                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER DIVIDEND FUND
----------------------

COMMON STOCKS (44.86%)

Business Services (0.76%)
  Novell, Inc. <F*>                                                     1,825,000             $17,280,377
                                                                                        -----------------

Chemicals (2.23%)
  Engelhard Corporation                                                 1,600,000             $30,600,000
  Ethyl Corporation                                                     2,100,000              20,212,500
                                                                                        -----------------
                                                                                              $50,812,500
                                                                                        -----------------

Computer and Electronic Equipment (0.05%)
  Streamlogic Corporation (formerly Micropolis Corp.)
      Common stock <Fa>,<F*>                                            1,592,500              $1,094,844
      Warrants, expiring March 29, 1998 <Fa>,<F*>                       2,500,000                       0
      Warrants, expiring November 21, 2001 - Rule 144A <Fa>,<F*>          294,000                       0
                                                                                        -----------------
                                                                                               $1,094,844
                                                                                        -----------------

Energy (9.05%)
  Bitech Petroleum Corp. <Fa>,<Ff>,<F*>                                 2,641,763              $3,854,899
  El Paso Natural Gas Company <F*>                                        326,300              16,478,150
  Enserch Exploration, Inc. <F*>                                        3,754,500              44,115,375
  Equitable Resources, Inc.                                               900,000              26,775,000
  Harken Energy Corporation <Fa>,<F*>                                   5,046,500              15,139,500
  KN Energy, Inc.                                                         500,000              19,625,000
  PanEnergy Corp. (formerly Panhandle Eastern Corporation)                555,000              24,975,000
  Questar Corporation                                                     860,800              31,634,400
  Teco Energy, Inc.                                                     1,000,000              24,125,000
                                                                                        -----------------
                                                                                             $206,722,324
                                                                                        -----------------

Financial Services (1.08%)
  American Bank of Connecticut <Fa>                                       122,300              $3,424,400
  Community Bank - Warrants, expiring June 27, 1999 <F*>                   85,000                 318,750
  John Nuveen and Company, Inc.                                           764,300              20,253,950


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Financial Services (continued)
  TeleBanc Financial Corporation - Warrants, expiring
    May 1, 2004 <F*>                                                      150,000                $750,000
                                                                                        -----------------
                                                                                              $24,747,100
                                                                                        -----------------

Food (1.76%)
  Hormel Foods Corporation                                                600,000             $16,200,000
  Savannah Foods & Industries, Inc.                                        49,300                 665,550
  J.M. Smucker Company                                                    611,700               9,787,200
  Spaghetti Warehouse, Inc. <Fa>,<F*>                                     479,900               2,519,475
  Zapata Corporation <Fa>,<F*>                                          2,598,600              11,044,050
                                                                                        -----------------
                                                                                              $40,216,275
                                                                                        -----------------

Healthcare (0.13%)
  Comprehensive Care Corp. <Fa>,<F*>                                      245,200              $2,973,050
                                                                                        -----------------

Industrial Products and Services (0.01%)
  Uniroyal Technology Corporation - Warrants, expiring June 1,
    2003 <F*>                                                              79,000                $118,500
                                                                                        -----------------

Investments (1.16%)
  Minorco, ADR                                                          1,270,050             $26,432,916
                                                                                        -----------------

Mining (1.29%)
  Atlas Corporation <F*>                                                  118,016                 $81,136
  Cameco Corporation <Ff>                                                 500,000              20,027,689
  Impala Platinum Holdings Ltd. - ADR                                      15,000                 150,937
  Rustenburg Platinum - ADR <F*>                                           69,154                 946,188
  Uranium Resources, Inc. <Fa>,<F*>                                       339,000               2,669,625
  Uranium Resources, Inc. <Fa>,<F*>,<Fr>                                  500,000               3,937,500
  Uranium Resources, Inc. - Warrants, expiring May 31, 1998 -
    Rule 144A                                                             625,000               1,575,000
                                                                                        -----------------
                                                                                              $29,388,075
                                                                                        -----------------

Paper, Printing and Publishing (0.14%)
  American Media, Inc., Class A <F*>                                      546,600              $3,211,275
                                                                                        -----------------

                       See Notes to Financial Statements
                                                                              11


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER DIVIDEND FUND
---------------------
Real Estate Investment Trusts (1.20%)
  Commercial Assets, Inc.                                                 281,200              $1,898,100
  Hospitality Properties Trust                                            550,000              15,950,000
  Pimco Commercial Mortgage Securities <Fa>                               592,300               7,625,862
  Ramco-Gershenson Properties Trust                                       118,475               1,999,266
                                                                                        -----------------
                                                                                              $27,473,228
                                                                                        -----------------

Retail Trade (2.21%)
  Charming Shoppes, Inc. <F*>                                           2,034,800             $10,301,175
  Handleman Company <Fa>                                                2,242,700              19,062,950
  Jostens, Inc.                                                         1,000,000              21,125,000
                                                                                        -----------------
                                                                                              $50,489,125
                                                                                        -----------------

Telecommunications (7.66%)
  Alltell Corporation                                                     500,000             $15,687,500
  Comsat Corporation                                                    1,811,400              44,605,725
  General Instrument Corporation <F*>                                     400,000               8,650,000
  Heartland Wireless Communications, Inc., Warrants, expiring
    April 19, 2020 - Rule 144A <F*>                                         6,000                  48,000
  Koninkllijke PTT Nederland NV - Rule 144A <Ff>                          540,000              20,573,510
  NYNEX Corporation                                                       500,000              24,062,500
  Pacific Telesis Group                                                   500,000              18,375,000
  SBC Communications, Inc.                                                510,000              26,392,500
  US West Communications Group                                            510,000              16,447,500
                                                                                        -----------------
                                                                                             $174,842,235
                                                                                        -----------------

Telecommunications Equipment (0.59%)
  Metricom, Inc. <Fa>,<F*>                                                900,500             $13,507,500
                                                                                        -----------------

Transportation (0.77%)
  Stolt-Nielsen S.A . - ADR                                               933,000             $17,493,750
                                                                                        -----------------

Utilities (Gas, Electric & Water) (12.94%)
  El Paso Electric Company <Fa>,<F*>                                    3,800,000             $24,700,000
  Espoon Sahko - ADR - Rule 144A                                          198,000               4,390,452
  Houston Industries, Inc.                                                750,000              16,968,750
  Illinova Corporation                                                    520,000              14,300,000
  NIPSCO Industries, Inc.                                                 550,000              21,793,750


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Utilities (continued)
  New York State Electric & Gas Corporation                               500,000             $10,812,500
  NorAm Energy Corporation                                              3,822,000              58,763,250
  Northeast Utilities                                                   2,951,500              39,107,375
  Ohio Edison Company                                                   1,000,000              22,750,000
  PacifiCorp                                                              538,500              11,039,250
  Public Service Enterprise Group, Inc.                                   501,000              13,652,250
  Rao Gazprom - ADR - Rule 144A <F*>                                      257,500               4,586,719
  Rochester Gas and Electric Company                                      671,100              12,834,787
  Texas Utilities Company                                                 700,000              28,525,000
  The Southern Company                                                    500,000              11,312,500
                                                                                        -----------------
                                                                                             $295,536,583
                                                                                        -----------------

Miscellaneous (1.83%)                                                                         $41,789,825
                                                                                        -----------------

Total Common Stocks (Cost $919,207,375)                                                    $1,024,129,482
                                                                                        -----------------

PREFERRED STOCKS (25.64%)

Computer and Electronic Equipment (1.89%)
  The Titan Corporation, $1.00 convertible                                 70,300                $738,150
  Unisys Corporation, $3.75 convertible                                 1,230,000              42,435,000
                                                                                        -----------------
                                                                                              $43,173,150
                                                                                        -----------------

Construction and Real Estate (0.57%)
  LSB Industries, Inc., $3.25 convertible                                 329,100             $12,917,175
                                                                                        -----------------

Drugs and Beauty Aids (0.05%)
  Foxmeyer Healthcare Corporation, $5.00 convertible                      116,937              $1,169,370
                                                                                        -----------------

Energy (10.06%)
  ICO, Inc., $1.6875 convertible                                          334,000              $7,598,500
  Lasmo PLC, Series A, 10%                                                492,600              12,684,450
  Maxus Energy Corporation, 10%                                           200,000               5,200,000
  McDermott International, Inc., $2.20 convertible                        235,500               6,358,500
  McDermott International, Inc., 5% convertible - Rule 144A               575,000              22,425,000

                       See Notes to Financial Statements
12


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER DIVIDEND FUND
---------------------
Energy (continued)
  Occidental Petroleum Corporation, $3.875 convertible - Rule
    144A                                                                  600,000             $34,350,000
  Synder Oil Corporation, $1.50 convertible                               729,000              17,678,250
  Tejas Gas Corporation, $2.49                                            349,700               9,332,619
  Tejas Gas Corporation, 5.25% convertible                                526,800              31,476,300
  Valero Energy Corporation, 6.25% convertible                            328,850              18,991,087
  Western Gas Resources, Inc., $2.65 convertible                        1,104,000              43,056,000
  The Williams Companies, Inc.,
    7% convertible - Rule 144A                                            225,000              20,601,562
                                                                                        -----------------
                                                                                             $229,752,268
                                                                                        -----------------

Environmental Services (0.35%)
  Environmental Systems, Series A, $1.75                                  459,582              $8,042,685
                                                                                        -----------------

Financial Services (2.28%)
  ARM Financial Group, Inc., 9.5%                                         140,000              $3,622,500
  Community Bank, Series B, 13%                                           196,500               5,256,375
  Credit Lyonnais Capital S.C.A., 9.5% - Rule 144A                        600,000              14,250,000
  Integon Corporation, $3.875 convertible                                 140,000               7,525,000
  Riggs National Corporation, Series B, 10.75%                            750,000              21,375,000
                                                                                        -----------------
                                                                                              $52,028,875
                                                                                        -----------------
Food (0.15%)
  Flagstar Companies, Inc., $2.25 convertible                           1,658,100              $3,419,831
                                                                                        -----------------

Healthcare (0.11%)
  Hyseq, Inc., Series A convertible - Rule 144A <F*>                      312,500              $2,500,000
                                                                                        -----------------

Leisure and Entertainment (0.76%)
  Time Warner Inc./Hasbro, Inc., $1.24 convertible                        446,500             $17,301,875
                                                                                        -----------------

Metals Processing (1.82%)
  Armco Inc., $3.625 convertible                                          271,900             $11,759,675
  Dofasco, Inc., $2.60 convertible <Ff>                                   671,100              16,280,516
  USX Corporation, 6.5% convertible                                       307,000              13,623,125
                                                                                        -----------------
                                                                                              $41,663,316
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Mining (2.33%)
  Freeport-McMoran Copper & Gold, Inc., Series C, variable rate           625,000             $19,296,875
  Freeport-McMoran Copper & Gold, Inc., Series B, variable rate            12,100                 387,200
  Pittston Company, $3.125 convertible - Rule 144A                        825,200              33,420,600
                                                                                        -----------------
                                                                                              $53,104,675
                                                                                        -----------------

Paper, Printing and Publishing (0.22%)
  Interleaf, Inc., Series C, convertible - Rule 144A <F*>                 502,452              $5,024,520
                                                                                        -----------------

Real Estate Investment Trusts (1.28%)
  Novastar Financial, Inc., Class A convertible and stock
    purchase warrant - Rule 144A                                          666,667             $10,000,005
  Prime Retail, Inc.,
    $2.125 convertible                                                    603,200              13,119,600
    $2.625                                                                260,000               6,240,000
                                                                                        -----------------
                                                                                              $29,359,605
                                                                                        -----------------

Transportation (1.79%)
  Sea Containers Ltd., $4.00 convertible                                  293,900             $13,372,450
  U.S. Air Group, Inc., $4.375 convertible                                427,900              27,385,600
                                                                                        -----------------
                                                                                              $40,758,050
                                                                                        -----------------

Utilities (Gas, Electric & Water) (0.75%)
  Cleveland Electric Illuminating Company, Series S, 9%                    16,000             $16,000,000
  Texas-New Mexico Power Company, 4.65%                                    16,300               1,222,500
                                                                                        -----------------
                                                                                              $17,222,500
                                                                                        -----------------

Miscellaneous (1.23%)                                                                         $28,016,275
                                                                                        -----------------

  Total Preferred Stocks (Cost $599,656,846)                                                 $585,454,170
                                                                                        -----------------

                       See Notes to Financial Statements
                                                                              13


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER DIVIDEND FUND
---------------------

NON-CONVERTIBLE BONDS (15.90%)

Aerospace/Defense (0.49%)
  Alliant Techsystems, Inc., 11.375%, due 2003                        $10,000,000             $11,150,000
                                                                                        -----------------

Apparel & Other Textile Products (0.69%)
  Hartmarx Corporation, 10.875%, due 2002                             $15,555,000             $15,710,550
                                                                                        -----------------

Computer and Electronic Equipment (0.21%)
  Scientific Software-Intercomp, Inc., 7% Note,
    due 2001 with warrants attached - Rule 144A                        $5,000,000              $4,000,000
  Streamlogic Corporation, 14%, due 1998                                  832,976                 832,976
                                                                                        -----------------
                                                                                               $4,832,976
                                                                                        -----------------

Construction and Real Estate (1.81%)
  Avatar Holdings, Inc., 9%, due 2000                                  $4,168,000              $3,949,180
  Congoleum Corporation, 9%, due 2001                                  13,700,000              13,700,000
  Four Seasons Hotel, Inc., 9.125%, due 2000 - Rule 144A               13,100,000              13,525,750
  Kaufman & Broad Home Corporation, 9.375%, due 2003                   10,000,000              10,125,000
                                                                                        -----------------
                                                                                              $41,299,930
                                                                                        -----------------

Energy (0.26%)
  Maxus Energy Corporation, 9.875%, due 2002                           $3,000,000              $3,097,500
  Wainoco Oil Corporation, 12%, due 2002                                2,650,000               2,769,250
                                                                                        -----------------
                                                                                               $5,866,750
                                                                                        -----------------

Financial Services (2.86%)
  Beal Financial Corporation, 12.75%, due 2000                        $27,500,000             $29,287,500
  HCC Industries, 7.25%, due 2001                                       5,175,000               4,450,500
  HomeSide, Inc., 11.25%, due 2003                                      3,500,000               3,920,000
  TeleBanc Financial Corporation, 11.5%, due 2004                      $7,500,000               7,050,000
  WSFS Financial Corporation, 11%, due 2005                            19,150,000              20,634,125
                                                                                        -----------------
                                                                                              $65,342,125
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Industrial Products and Services (1.26%)
  Fruehauf Trailer Corporation, 14.75%, due 2002                      $23,962,000             $16,773,400
  Rohr, Inc., Senior Notes 11.625%, due 2003                            3,850,000               4,331,250
  Uniroyal Technology Corporation, 11.75%, due 2003                     7,900,000               7,682,750
                                                                                        -----------------
                                                                                              $28,787,400
                                                                                        -----------------

Leisure and Entertainment (0.84%)
  GB Property Funding Corp., 10.875% due 2004                         $19,180,000             $16,207,100
  Griffin Gaming & Entertainment, Inc., 8%, due 2000                    3,000,000               2,880,000
                                                                                        -----------------
                                                                                              $19,087,100
                                                                                        -----------------

Metals Processing (0.43%)
  Armco Inc., 9.2%, due 2000                                           $9,935,000              $9,885,325
                                                                                        -----------------

Mining (1.32%)
  Kaiser Aluminum & Chemical Corporation, 9.875%, due 2002            $25,500,000             $26,073,750
  Uranium Resources, Inc., 6.5% Note, due 1997 - Rule 144A              4,000,000               4,000,000
                                                                                        -----------------
                                                                                              $30,073,750
                                                                                        -----------------

Paper, Printing and Publishing (0.87%)
  United States Banknote Corporation, 10.375%, due 2002               $15,000,000             $14,850,000
  Valassis Communications, Inc., 9.375%, due 1999                       5,000,000               5,127,590
                                                                                        -----------------
                                                                                              $19,977,590
                                                                                        -----------------

Retail (0.39%)
  General Host Corporation, 11.5%, due 2002                            $5,712,000              $5,401,410
  Michaels Stores, Inc., 10.875%, due 2006                              3,500,000               3,430,000
                                                                                        -----------------
                                                                                               $8,831,410
                                                                                        -----------------

                       See Notes to Financial Statements
14


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER DIVIDEND FUND
---------------------
Telecommunications (0.04%)
  Heartland Wireless Communications, Inc., 13%, due 2002               $1,000,000                $975,000
                                                                                        -----------------

Transportation (2.67%)
  Greyhound Lines, Inc., 10%, due 2001                                $33,564,000             $33,396,180
  International Shipholding Corporation, 9%, due 2003                   2,000,000               2,035,000
  Transportacion Maritima Mexicana, S.A. de C.V., 9.25%,
    due 2003                                                           26,100,000              25,578,000
                                                                                        -----------------
                                                                                              $61,009,180
                                                                                        -----------------

Utilities (Gas, Electric & Water) (1.36%)
  Gascart, 9%, due 1998 - Rule 144A                                   $21,632,000             $21,199,360
  Public Service Company of New Mexico, 10.3%, due 2014                 3,457,000               3,686,026
  Texas-New Mexico Power Company, 9.25%, due 2000                       6,000,000               6,279,066
                                                                                        -----------------
                                                                                              $31,164,452
                                                                                        -----------------

Miscellaneous (0.40%)                                                                          $9,045,000
                                                                                        -----------------

Total Non-Convertible Bonds (Cost $358,157,717)                                              $363,038,538
                                                                                        -----------------

CONVERTIBLE BONDS (8.67%)

Business Services (0.08%)
  Trans-Lux Corporation, 9%, due 2005                                  $1,719,000              $1,753,380
                                                                                        -----------------

Computer and Electronic Equipment (0.55%)
  Atari Corporation, 5.25%, due 2002                                  $13,937,000              $9,337,790
  Recognition International, Inc., 7.25%, due 2011                      3,400,000               3,230,000
                                                                                        -----------------
                                                                                              $12,567,790
                                                                                        -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Energy (0.16%)
  Lone Star Technologies, Inc., 8% Eurobond, due 2002<Ff>              $1,880,000              $1,692,000
  Synder Oil Corporation, 7%, due 2001                                  2,000,000               2,012,500
                                                                                        -----------------
                                                                                               $3,704,500
                                                                                        -----------------

Financial Services (0.08%)
  HCC Industries, 12.5%, due 2000                                      $1,914,000              $1,914,000
                                                                                        -----------------

Healthcare (0.11%)
  NovaCare, Inc., 5.5%, due 2000                                       $2,743,000              $2,509,845
                                                                                        -----------------

Industrial Products and Services (0.92%)
  Cooper Industries, Inc., 7.05%, due 2015                            $14,755,000             $15,677,188
  Fedders Corp., 8.5%, due 2012                                         6,224,000               5,290,400
                                                                                        -----------------
                                                                                              $20,967,588
                                                                                        -----------------

Leisure and Entertainment (0.52%)
  Outboard Marine Corp., 7%, due 2002                                  $5,500,000              $5,383,125
  Savoy Pictures Entertainment, Inc., 7%, due 2003                      8,071,000               6,456,800
                                                                                        -----------------
                                                                                              $11,839,925
                                                                                        -----------------

Mining (0.83%)
  Atlas Corporation, 9%, due 1998 - Rule 144A                          $3,500,000              $2,625,000
  Pegasus Gold, Inc., 6.25%, due 2002                                   9,855,000               8,943,413
  Uranium Resources, Inc., 6.5%, due 1998 - Rule 144A                   4,500,000               7,336,800
                                                                                        -----------------
                                                                                              $18,905,213
                                                                                        -----------------

Real Estate Investment Trusts (0.33%)
  Alexander Haagen Properties, Inc., 7.5%, Series A, due 2001          $8,062,000              $7,517,815
                                                                                        -----------------

Retail Trade (2.54%)
  Baby Superstore, Inc., 4.875%, due 2000                             $15,700,000             $15,543,000
  Charming Shoppes, 7.5%, due 2006                                     28,025,000              27,149,219
  Michael Stores, Inc., 6.75%, due 2003                                18,707,000              15,246,205
                                                                                        -----------------
                                                                                              $57,938,424
                                                                                        -----------------

                       See Notes to Financial Statements
                                                                              15


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER DIVIDEND FUND
---------------------
Telecommunications (1.55%)
  International CableTel Inc., 7%, due 2008 - Rule 144A               $20,000,000             $18,300,000
  Metricom Inc., 8%, due 2003                                          15,000,000              17,175,000
                                                                                        -----------------
                                                                                              $35,475,000
                                                                                        -----------------

Telecommunications Equipment (0.46%)
  General Instrument Corporation, 5%, due 2000                         $9,812,000             $10,462,045
                                                                                        -----------------

Miscellaneous (0.54%)                                                                         $12,436,751
                                                                                        -----------------

Total Convertible Bonds (Cost $191,483,838)                                                  $197,992,276
                                                                                        -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

U.S. TREASURY BILLS (4.95%)

  Maturing 1-2-97 to 2-6-97
    (Cost $113,009,712) <Fd>                                         $113,300,000            $113,011,605
                                                                                        -----------------

Total Investments (Cost $2,181,515,488)                                    100.02%         $2,283,626,071

Cash Deposit with Broker for Securities Sold Short                           0.17%             $3,901,389

Receivable from Brokers for Securities Sold Short                            0.15%             $3,448,565

Securities Sold Short                                                       -0.16%            ($3,587,500)

Excess of Other Liabilities over Assets                                     -0.18%            ($4,116,479)
                                                                 -----------------      -----------------

Net Assets                                                                 100.00%         $2,283,272,045
                                                                 =================      =================

                SCHEDULE OF SECURITIES SOLD SHORT

Prime Retail, Inc.                                                        287,000              $3,587,500
                                                                                        =================

<F*> Non-income producing
<Fa> Denotes security is affiliated (See Note 6)
<Fd> $2,500,000 on deposit with custodian bank for securities sold short
<Ff> Denotes security primarily traded in foreign markets
<Fr> Denotes registered, restricted investment
ADR American Depository Receipts

                       See Notes to Financial Statements

16

                             LINDNER UTILITY FUND
                               February 14, 1997

        Dear Fellow Shareholders:

             The Lindner Utility Fund finished the calendar year ended December 31, 1996 with a total return of 23.18%. This compares extremely favorably to the total return of 8.06% for the Dow Jones Utility Index. The New York Stock Exchange Utilities Index returned 7.20% for the same period.
             The net assets of the Utility Fund grew to $35 million by year end 1996, up from $22 million at the end of 1995. Gas and Electric utilities continue to be the largest industry sector at 37.2%, followed closely by the energy sector, which accounted for a 35.3% weighting. While the electric and gas utility weighting is virtually the same as a year ago, the energy sector has increased from 21.6% at year end 1995. Because of the uncertainty in the Telecommunications sectors, we reduced our exposure from 17.24% to 6.12%.
             We benefited in 1996 from the higher energy component in the fund because of the very strong year that the energy industry experienced. Natural gas prices went from $1.84/mcf at the beginning of the year to $2.48/mcf at the end. Similarly, oil prices rose from $17.54 to $25.24 per barrel.
             Our three largest holdings were El Paso Electric, Uranium Resources and Harken Energy. We remain very positive on all of these companies and our analysis indicates good and improving trends in each of their respective industries.
             In closing, we are happy to report that we recently received a letter from Lipper Analytical congratulating the Lindner Utility Fund for being the #1 performing Utility Fund for the twelve months ended December 31, 1996.
             As always, we appreciate your support and will continue to strive to produce acceptable returns for you.

             Respectfully submitted,

             /s/ ERIC E. RYBACK                     /s/ RICK ECKENRODT, JR.

             Eric E. Ryback                         Rick Eckenrodt, Jr.
             President                              Portfolio Manager

                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER UTILITY FUND
--------------------

COMMON STOCKS (78.93%)

Cable Television Equipment/Systems (3.56%)
  Tescorp, Inc. <F*>                                                      286,000              $1,251,250
                                                                                        -----------------

Energy (15.75%)
  Enserch Exploration, Inc.                                               100,000              $1,175,000
  Harken Energy Corporation <F*>                                          518,000               1,554,000
  Mitchell Energy & Development Corp., Class A                             41,000                 917,375
  Synder Oil Corporation                                                   51,000                 886,125
  USX-Delhi Group                                                          29,600                 469,900
  Union Pacific Resources Group, Inc.                                      18,000                 526,500
                                                                                        -----------------
                                                                                               $5,528,900
                                                                                        -----------------

Mining (9.93%)
  Energy Resources of Australia Ltd. <Ff>                                 196,413                $889,241
  Pittson Minerals Group                                                   66,500               1,022,437
  Uranium Resources, Inc. <F*>                                            200,000               1,575,000
                                                                                        -----------------
                                                                                               $3,486,678
                                                                                        -----------------

Telecommunications (3.51%)
  Comsat Corporation                                                       50,000              $1,231,250
                                                                                        -----------------

Utilities (Gas, Electric & Water) (44.10%)
  CMS Energy Corporation                                                   30,000              $1,008,750
  DTE Energy Company                                                       30,000                 971,250
  El Paso Electric Company <F*>                                           260,000               1,690,000
  Equitable Resources, Inc.                                                30,000                 892,500
  Houston Industries, Inc.                                                 30,000                 678,750
  Mosenegro - GDR - Rule 144A <F*>                                         20,000                 616,000
  Northeast Utilities                                                     100,000               1,325,000
  Ohio Edison Company                                                      40,000                 910,000
  Pacificorp                                                               40,000                 820,000
  PanEnergy Corporation (formerly Panhandle Eastern Corporation)           20,000                 900,000
  Public Service Enterprise Group, Inc.                                    15,000                 408,750
  Questar Corporation                                                      21,700                 797,475


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Utilities (Gas, Electric & Water) (continued)
  Rao Gazprom ADR - Rule 144A <F*>                                         70,000              $1,246,875
  Rochester Gas and Electric Company                                       35,000                 669,375
  Teco Energy, Inc.                                                        25,000                 603,125
  Texas Utilities Company                                                  25,000               1,018,750
  Western Resources, Inc.                                                  30,000                 926,250
                                                                                        -----------------
                                                                                              $15,482,850
                                                                                        -----------------

Miscellaneous (2.08%)                                                                            $729,751
                                                                                        -----------------

Total Common Stocks (Cost $23,475,884)                                                        $27,710,679
                                                                                        -----------------

PREFERRED STOCKS (15.17%)

Cable Television Equipment/Systems (2.63%)
  Cablevision Systems Corporation, Series I, 8.50% convertible             45,000                $922,500
                                                                                        -----------------

Energy (8.55%)
  Maxus Energy, 10%                                                        15,000                $390,000
  Synder Oil Corporation, $1.50 convertible                                30,000                 727,500
  Tejas Gas Corporation, 5.25% convertible                                  6,500                 388,375
  Valero Energy Corporation, 6.25% convertible                              9,000                 519,750
  Western Gas Resources, Inc., $2.625                                      25,000                 975,000
                                                                                        -----------------
                                                                                               $3,000,625
                                                                                        -----------------

Utilities (Gas, Electric & Water) (3.99%)
  Central Maine Power Company, 4.75%                                       11,096                $554,800
  Central Maine Power Company, 5.25%                                        7,500                 404,062
  NorAM Financing I, 6.25% convertible                                      7,000                 444,500
                                                                                        -----------------
                                                                                               $1,403,362
                                                                                        -----------------

Total Preferred Stocks (Cost $4,721,817)                                                       $5,326,487
                                                                                        -----------------

                       See Notes to Financial Statements
18


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER UTILITY FUND
--------------------

CONVERTIBLE BONDS (4.10%)

Cable Television Equipment/Systems (4.10%)
  General Instrument Corporation, 5%, due 2000                           $492,000                $524,595
  International CableTel, Inc., 7%, due 2008 - Rule 144A                1,000,000                 915,000
                                                                                        -----------------
                                                                                               $1,439,595
                                                                                        -----------------

Total Convertible Bonds (Cost $1,469,311)                                                      $1,439,595
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

U. S. TREASURY BILLS (1.14%)

  Maturing 1-9-97 (Cost $399,586)                                        $400,000                $399,632
                                                                                        -----------------

Total Investments (Cost $30,066,598)                                        99.34%            $34,876,393

Excess of Other Assets over Liabilities                                      0.66%               $231,059
                                                                 ------------------     -----------------

Net Assets                                                                 100.00%            $35,107,452
                                                                 ==================     =================

<F*> Non-income producing
<Ff> Denotes security primarily traded in foreign markets
ADR American Depository Receipts
GDR Global Depository Receipts

                       See Notes to Financial Statements

                                                                              19

                         LINDNER/RYBACK SMALL-CAP FUND
                               February 14, 1997

        Dear Fellow Shareholders:

             The Lindner/Ryback Small-Cap Fund ended calendar year 1996 with a total return of 41.15%, which compares to Russell 2000 Index of small-capitalization stocks' total return of 16.55%. Given our value-based orientation, we would not have predicted such favorable results. Generally speaking, we would expect to outperform the overall indicies in a bear market, while performing less strongly in a bull market. As such, we do not expect our absolute performance in 1997 to match 1996. However, we do believe that over long periods of time we can achieve our goal of outperforming the Russell 2000 while taking less risk.
             Regarding 1996 performance, we can identify a few factors which significantly contributed to the results. First, we were fortunate to own two companies that were acquired by other companies at much higher prices; Noram Energy and Barefoot. Second, many of the stocks that caused your Fund to under perform during 1995, shined in 1996, such as Charming Shoppes, Tuboscope Vetco, and Ortel Corp. We regard this as simply a timing issue, not a change in investment strategy. Third, some of our stock selections during 1996 performed well ahead of our expectations, namely, Fairfield communities and Acuson.
             Some of the changes that we have made to the portfolio over the past six months include increasing our industry exposure to distribution and real estate while lessening our dependence on banking, health care, and industrial products. We currently have about 16% of our assets in cash and a few percent in arbitrage and liquidation situations which we view as market-neutral.
             Overall, we are pleased with our 1996 results and look forward to an eventful 1997. We appreciate your patience and support.

             Respectfully submitted,

             /s/ ERIC E. RYBACK                     /s/ DONALD WANG

             Eric E. Ryback                         Donald Wang
             President                              Portfolio Manager

                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER/RYBACK SMALL-CAP FUND
-----------------------------

COMMON STOCKS (88.86%)

Asset Management (2.09%)
  Lexington Global Asset Managers, Inc.                                    48,800                $305,000
                                                                                        -----------------

Banking (4.67%)
  First Bell Bancorp, Inc.                                                 10,000                $132,500
  Pennfed Financial Services, Inc.                                         11,000                 222,750
  Sho-Me Financial Corporation <F*>                                        15,000                 326,250
                                                                                        -----------------
                                                                                                 $681,500
                                                                                        -----------------

Broadcasting (1.91%)
  Scandinavian Broadcasting System SA <F*>                                 16,000                $278,000
                                                                                        -----------------

Cabletelevision Equipment/Systems (3.96%)
  Tescorp, Inc. <F*>                                                      132,000                $577,500
                                                                                        -----------------

Commercial Services (6.81%)
  Automobile Protection Corporation <F*>                                   83,000                $355,340
  Barefoot, Inc.                                                           25,000                 396,875
  Duff & Phelps Credit Rating Company                                      10,000                 241,250
                                                                                        -----------------
                                                                                                 $993,465
                                                                                        -----------------

Distributors (12.17%)
  Aviall, Inc.                                                             40,000                $370,000
  Rexel, Inc                                                               27,200                 431,800
  Richey Electronics, Inc. <F*>                                            37,500                 435,938
  Southern Electronics Corporation <F*>                                    43,000                 537,500
                                                                                        -----------------
                                                                                               $1,775,238
                                                                                        -----------------

Energy (1.48%)
  Berry Petroleum Company, Class A                                         15,000                $215,625
                                                                                        -----------------

Health and Beauty (2.41%)
  The Stephan Co.                                                          27,300                $351,488
                                                                                        -----------------

Healthcare (1.42%)
  Acuson Corporation <F*>                                                   8,500                $207,187
                                                                                        -----------------


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Industrial Products and Services (2.45%)
  MFRI, Inc. <F*>                                                          45,000                $357,187
                                                                                        -----------------

Insurance (6.88%)
  Arthur J. Gallagher & Company                                             9,000                $279,000
  Cotton States Life Insurance Company                                     30,000                 427,500
  Hilb, Rogal and Hamilton Company                                         13,000                 172,250
  Integon Corporation                                                       7,000                 124,250
                                                                                        -----------------
                                                                                               $1,003,000
                                                                                        -----------------

Manufacturing (2.62%)
  Transtechnology Corporation                                              19,500                $382,687
                                                                                        -----------------

Mining (2.70%)
  Uranium Resources, Inc. <F*>                                             50,000                $393,750
                                                                                        -----------------

Paper, Printing and Publishing (5.02%)
  American Media, Inc., Class A <F*>                                       60,000                $352,500
  Schweitzer-Mauduit International, Inc.                                   12,000                 379,500
                                                                                        -----------------
                                                                                                 $732,000
                                                                                        -----------------

Pipeline Services (2.79%)
  Kaneb Services, Inc. <F*>                                               125,000                $406,250
                                                                                        -----------------

Real Estate Services (8.53%)
  Cardinal Realty Services, Inc. <F*>                                      20,000                $412,500
  Fairfield Communities, Inc. <F*>                                         18,500                 457,875
  Resurgence Properties, Inc.                                              44,600                 373,525
                                                                                        -----------------
                                                                                               $1,243,900
                                                                                        -----------------

Retail Trade (6.12%)
  Charming Shoppes, Inc.                                                   75,000                $379,688
  Fingerhut Companies, Inc.                                                21,000                 257,250
  Shopko Stores, Inc.                                                      17,000                 255,000
                                                                                        -----------------
                                                                                                 $891,938
                                                                                        -----------------

                       See Notes to Financial Statements
                                                                              21


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER/RYBACK SMALL-CAP FUND
-----------------------------
Telecommunications (3.26%)
  General Communication, Inc., Class A <F*>                                33,600                $273,000
  Metricom, Inc. <F*>                                                      13,500                 202,500
                                                                                        -----------------
                                                                                                 $475,500
                                                                                        -----------------

Tobacco Products (2.89%)
  Mafco Consolidated Group, Inc., Rights, expiring January 1,
    1999 <F*>                                                              50,000                 $46,875
  Power Control Technologies, Inc. <F*>                                    50,000                 375,000
                                                                                        -----------------
                                                                                                 $421,875
                                                                                        -----------------

Utilities (Gas, Electric & Water) (6.06%)
  El Paso Electric Company                                                 65,000                $422,500
  NorAm Energy Corporation                                                 30,000                 461,250
                                                                                        -----------------
                                                                                                 $883,750
                                                                                        -----------------

Miscellaneous (2.62%)                                                                            $382,700
                                                                                        -----------------

Total Common Stocks (Cost $10,387,303)                                                        $12,959,540
                                                                                        -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

U.S. TREASURY BILLS (8.21%)

  U. S. Treasury Bills, maturing 1-23-97
    (Cost $1,196,625)                                                  $1,200,000              $1,196,596
                                                                                        -----------------

Total Investments (Cost $11,583,928)                                        97.07%            $14,156,136

  Excess of Other Assets over Liabilities                                    2.93%                427,155
                                                                 -----------------      -----------------

  Net Assets                                                               100.00%            $14,583,291
                                                                 =================      =================

<F*> Non-income producing
ADR American Depository Receipts

                       See Notes to Financial Statements

22

                             LINDNER BULWARK FUND
                               February 14, 1997

     Dear Fellow Shareholders:

          For the calendar year ended December 31, 1996, the Lindner Bulwark Fund returned 28.77%. The comparable figures for the S&P 500 and Russell 2000 indices were 22.96% and 16.55%, respectively. We view the performance of the fund during 1996 as validating our strategy - to intensively research and invest in undervalued securities, while employing risk-controlling instruments like short sales and options to protect investor's capital in declining markets. In 1996 all of these instruments contributed to the strong results, aptly demonstrating the Fund's attempt to be a true all-weather fund capable of strong after-tax, after-inflation gains in rising markets as well as declining markets.
          Your fund managers continue to anticipate a significant correction in equity prices. Using almost any statistical measurement, U.S. equity prices are at record levels. The strong market performance of the past decade has been driven by liquidity flows into a number of investment conduits - mutual funds, hedge funds, pension funds, retirement accounts, and merchant banking pools.
          In spite of these large inflows, the equity markets, on a day-to-day basis, are getting progressively less liquid. Market makers are hesitant to act as principals in making markets, and buying and selling securities in any size at the current quote can be very difficult. This lack of liquidity has contributed to the increase in volatility the markets experienced in 1996, and this volatility has continued into 1997. As we write this letter, the S&P 500 index is up roughly 10% to date.
          So far most of this higher volatility has benefitted investors, as share prices have moved upwards. When this volatility is experienced in the context of a falling market, the lack of liquidity in the market today, in conjunction with the sheer scale of current investor participation, will cause equity prices to decline substantially more than they otherwise would.
          Your portfolio managers remain alert for opportunities to profit from volatility, but not at the expense of reason. We are retaining substantial liquidity in the Fund to take advantage of the inevitable fallout from the lack of liquidity in the markets today.
          We would like to thank all of our fellow Fund shareholders for their support over the three years of the Fund's existence.

     Respectfully submitted,

     /s/ ERIC E. RYBACK         /s/ LARRY CALLAHAN         /s/ BOB BUETTNER

     Eric E. Ryback             Larry Callahan             Bob Buettner
     President                  Portfolio Manager          Portfolio Manager

                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER BULWARK FUND
--------------------

COMMON STOCKS (51.25%)

Computer and Electronic Equipment (1.98%)
  Gradco Systems, Inc. <F*>                                               289,000              $1,083,750
  Scientific Software Intercomp, Inc. <Fa>,<F*>                           862,000                 439,620
                                                                                        -----------------
                                                                                               $1,523,370
                                                                                        -----------------

Energy (12.94%)
  Basin Exploration, Inc. <F*>                                            115,900                $724,375
  Carbo Ceramics, Inc.                                                     15,000                 315,000
  Harken Energy Corporation <F*>                                          126,000                 378,000
  Maynard Oil Company <F*>                                                 97,000               1,818,750
  Norex Industires, Inc. <F*>                                             133,800               4,683,000
  Petroleum Helicopters, Inc.
    nonvoting                                                              23,600                 371,700
    voting                                                                 65,600               1,148,000
  Synder Oil Corporation                                                   30,000                 521,250
                                                                                        -----------------
                                                                                               $9,960,075
                                                                                        -----------------

Healthcare (1.57%)
  Comprehensive Care Corporation <F*>                                      99,300              $1,204,013
                                                                                        -----------------

Industrial Products and Services (1.20%)
  Uniroyal Technology Corporation                                         313,550                $921,053
                                                                                        -----------------

Investments (5.85%)
  Gateway Industries, Inc. <Fa>,<F*>                                      219,800                $549,500
  Giant Group, Ltd. <F*>                                                  187,900               1,573,662
  Price Communications Corporation <F*>                                    52,000                 448,500
  Royce Global Trust, Inc.                                                161,500                 741,883
  Triton Group Ltd. <Fa>,<F*>                                           1,360,600               1,190,525
                                                                                        -----------------
                                                                                               $4,504,070
                                                                                        -----------------

Mining (13.45%)
  Acacia Resources Ltd. <Ff>,<F*>                                         238,069                $463,280
  AZCO Mining, Inc. <F*>                                                  104,000                 143,000
  Bema Gold Corporation <Ff>,<F*>                                         200,000               1,181,964
  Canyon Resources Corporation <F*>                                       577,500               1,515,938


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Mining (continued)
  Dayton Mining Corporation <Ff>,<F*>                                     200,000              $1,327,886
  Getchell Gold Corporation (formerly FirstMiss Gold, Inc.) <F*>           40,000               1,535,000
  Homestake Mining Company                                                 13,500                 192,375
  MK Gold Company <F*>                                                    859,600               1,289,400
  Pegasus Gold, Inc. <Ff>,<F*>                                             10,000                  75,625
  Plutonic Resources Ltd. <Ff>                                            100,000                 464,654
  South American Gold and Copper Company, Ltd. - Warrants,
    expiring July 15,1998 - Rule 144A <F*>,<Ff>                         1,132,950                 511,671
  TVI Pacific, Inc. <Ff>,<F*>                                             200,000                 185,320
  Uranium Resources Inc. - Warrants, expiring May 31, 1998 -
    Rule 144A <F*>                                                        375,000                 945,000
  Vengold, Inc. <Ff>,<F*>                                                 425,600                 515,434
                                                                                        -----------------
                                                                                              $10,346,547
                                                                                        -----------------

Real Estate Investment Trust (1.05%)
  Atlantic Realty Trust                                                    79,937                $809,362
                                                                                        -----------------

Retail Trade (5.77%)
  Egghead, Inc. <F*>                                                       89,000                $467,250
  The Good Guys, Inc. <F*>                                                108,100                 702,650
  Handleman Company                                                       100,000                 850,000
  Rose's Stores, Inc. <Fa>,<F*>                                           834,005               1,563,759
  Uni-Marts, Inc. <F*>                                                    148,600                 854,450
                                                                                        -----------------
                                                                                               $4,438,109
                                                                                        -----------------

Telecommunications (5.78%)
  Metricom, Inc. <F*>                                                     296,500              $4,447,500
                                                                                        -----------------

Miscellaneous (1.66%)                                                                          $1,276,406
                                                                                        -----------------

Total Common Stocks (Cost $30,147,661)                                                        $39,430,505
                                                                                        -----------------


                       See Notes to Financial Statements
24


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER BULWARK FUND
--------------------

PREFERRED STOCKS (1.30%)

Healthcare (0.65%)
  Hyseq, Inc., Series A convertible - Rule 144A <F*>                       62,500                $500,000
                                                                                        -----------------

Mining (0.65%)
  Westmoreland Coal Company, 8.50% convertible (F#)                        78,300                $499,162
                                                                                        -----------------

  Total Preferred Stocks (Cost $1,206,271)                                                       $999,162
                                                                                        -----------------

NON-CONVERTIBLE BONDS (1.23%)

Mining (1.23%)
  South American Gold and Copper Company, Ltd., 10%, due 1998 -
    Rule 144A <Ff>                                                      1,300,000                $948,490
                                                                                        -----------------

Total Non-Convertible Bonds (Cost $949,252)                                                      $948,490
                                                                                        -----------------

CONVERTIBLE BONDS (7.96%)

Healthcare (4.78%)
  Comprehensive Care Corporation, 12.5% Senior Secured, due 1997
    - Rule 144A                                                        $2,000,000              $3,674,200
                                                                                        -----------------

Mining (3.18%)
  Uranium Resources Inc., 6.5% Senior Secured, due 1998 - Rule
    144A                                                               $1,500,000              $2,445,600
                                                                                        -----------------

Total Convertible Bonds (Cost $3,500,000)                                                      $6,119,800
                                                                                        -----------------

CALL OPTIONS (0.88%)                                                    Contracts
                                                                 ------------------
  Gold (0.88%)
    January 1997 $375                                                     100,000                 115,000
    January 1997 $395                                                     350,000                  52,500
    August 1997 $410                                                      350,000                 507,500
                                                                                        -----------------
                                                                                                 $675,000
                                                                                        -----------------

      Total Call Options (Cost $3,707,500)                                                       $675,000
                                                                                        -----------------

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

PUT OPTIONS (2.25%)

  Encad, Inc.
    January 1997 $45                                                        1,715                $850,966
    January 1998 $41.375                                                      300                 146,250
  Micron Electronics, Inc.
    January 1997 $17.50                                                     2,500                  93,750
  S & P 100 Index Put Options
    January 1997 $700                                                         300                 517,500
    January 1997 $715                                                         200                 122,500
                                                                                        -----------------
                                                                                               $1,730,966
                                                                                        -----------------

  Total Put Options (Cost $2,121,908)                                                          $1,730,966
                                                                                        -----------------

U. S. TREASURY BILLS (20.86%)

  1-9-97 to 1-30-97 (Cost $16,048,800) <Fd>                           $16,100,000             $16,048,130
                                                                                        -----------------

Total Investments (Cost $57,681,371)                                        85.73%            $65,952,053

Cash Deposit with Broker for Securities Sold Short                          15.08%            $11,601,146

Liability for 100 NASDAQ futures contracts face amount
  $8,095,950 expiring March 1997                                            -0.25%              ($194,650)

Receivable from Brokers for Securities Sold Short                           21.72%            $16,708,085

Securities Sold Short                                                      -23.41%           ($18,006,457)

Excess of Other Assets and Liabilities                                       1.13%               $868,085
                                                                 -----------------      -----------------

Net Assets                                                                 100.00%            $76,928,262
                                                                 =================      =================

<F*> Non-income producing
(F#) Dividend in arrears - non-income producing
<Fa> Denotes security is affiliated (See Note 6)
<Fd> $8,300,000 on deposit with custodian bank for securities sold short
<Ff> Denotes security primarily traded in foreign markets


                       See Notes to Financial Statements
                                                                              25


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

LINDNER BULWARK FUND
--------------------

                SCHEDULE OF SECURITIES SOLD SHORT

ADVO, Inc.                                                                 10,000                $140,000
Apollo Group, Inc.                                                          3,000                 100,312
Bell & Howell Holdings Company                                              7,000                 166,250
Benchmark Electronics, Inc.                                                 9,900                 298,237
Boston Chicken, Inc.                                                        6,000                 215,250
Brooke Group Ltd.                                                           3,000                  15,000
Chart Industries, Inc.                                                     20,000                 342,500
Control Data Systems, Inc.                                                  3,000                  66,000
Corporate Express, Inc.                                                     8,000                 235,500
Dave & Buster's, Inc.                                                       3,000                  60,375
EMC Corporation                                                            20,000                 662,500
Eltron International, Inc.                                                 10,100                 204,525
Employee Solutions, Inc.                                                    4,000                  82,000
Esterline Technologies Corp.                                                9,400                 245,575
Galileo Corporation                                                         5,000                 125,625
Harman International Industries, Inc.                                      13,000                 723,125
IPC Information Systems, Inc.                                               6,000                  90,750
In Focus Systems, Inc.                                                      5,000                 108,125
Integrated Systems, Inc.                                                    9,400                 244,400
Iomega Corporation                                                         25,000                 434,375
Just for Feet, Inc.                                                         5,250                 137,813
Katz Media Group, Inc.                                                     10,000                 112,500
Loehmanns, Inc.                                                             8,000                 184,000
Micron Electronics, Inc.                                                    4,700                  91,356


                                                                 Number of Shares -
                                                                  Principal Amount
Name of Issuer and Title of Issue                                     of Bonds                Value
----------------------------------------------                   -------------------    -----------------

Miller Industries, Inc.                                                     4,500                 $90,000
Minerals Technologies, Inc.                                                 5,000                 205,000
Nimbus CD International, Inc.                                              20,000                 170,000
Oxford Resources Corporation Class A                                       43,300               1,336,888
Primark Corporation                                                         1,000                  24,750
Qunitiles Transnational Corp.                                              17,000               1,126,250
Reliance Steel & Aluminum Company                                          10,000                 350,000
Reptron Electronics, Inc.                                                  28,000                 577,500
Rykoff-Sexton, Inc.                                                        76,700               1,217,613
SRS Labs, Inc.                                                              5,000                  43,125
Safeskin Corporation                                                       30,200               1,472,250
Seattle Filmworks, Inc.                                                    14,000                 285,250
Sylvan, Inc.                                                               47,400               1,350,900
TESSCO Technologies, Inc.                                                   4,000                 147,000
Todhunter International, Inc.                                              47,100                 406,238
Tommy Hilfiger Corporation                                                 15,200                 729,600
Ultrak, Inc.                                                                3,000                  91,500
Uniphase Corporation                                                        5,000                 262,500
United Wisconsin Services, Inc.                                            25,400                 666,750
Volt Information Sciences, Inc.                                             6,000                 262,500
Xpedite Systems, Inc.                                                      92,200               1,959,250
Zoltek Companies, Inc.                                                      4,000                 145,500
                                                                                        -----------------
                                                                                              $18,006,457
                                                                                        =================

                       See Notes to Financial Statements

26

                          LINDNER INTERNATIONAL FUND
                               February 14, 1997

        Dear Fellow Shareholder:

             The Fund's calendar year return was 18.68% compared to the Morgan Stanley EAFE Index return of 11.63%. As you know, most of this return was achieved in the first 6 months of the year. The last half of 1996 produced relatively flat movement for international markets. The Fund returned -0.52% versus the Morgan Stanley EAFE return of 2.52%. In the meantime, we added 9 issues to the portfolio, bringing the total to 51 issues. Our patience helped us achieve the performance in the first 6 months of 1996 and in the first part of 1997.
             Since the beginning of 1997, the markets have again changed character. For the twelve months ended January 23, 1997, Lipper Analytical Services rated the Fund number 4 among the diversified international funds they follow, and it posted a 9.48% return from December 31, 1996 until then. In contrast the EAFE returned 1.47% in January. Much of the performance in 1996 and early 1997 has been driven by the Russian global depositary receipts we own, as well as in 1997 by our Spanish stocks.
             A number of markets have appreciated by a large percentage and we are mindful that U.S. valuations look high. We have heard that investor's interest in foreign markets will increase if the U.S. declines. We will concentrate our efforts in places where valuations are low and where there appears to be unexploited opportunity.

             Respectfully submitted,

             /s/ ERIC E. RYBACK                     /s/ ROBERT A. LANGE

             Eric E. Ryback                         Robert A. Lange
             President                              Portfolio Manager

                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)
                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds          Value
----------------------------------         ---------      --------------   -------------

LINDNER INTERNATIONAL FUND
--------------------------

COMMON STOCKS (95.37%)

Chemicals and Allied Products
  (0.38%)
  Vinythai Public Company Limited
    <F*>                                    Thailand            40,000            $7,644
                                                                           -------------

Communications (5.14%)
  ECI Telecom Ltd.                           Israel              2,600           $55,250
  Vimpel-Communications - ADR <F*>           Russia              2,000            47,250
                                                                           -------------
                                                                                $102,500
                                                                           -------------

Diversified Industrial (2.64%)
  Alcatel Alsthom Compagnie Generale
    d'Electricite                            France                150           $12,050
  Mitsubishi Heavy Industries, Ltd.          Japan               2,000            15,853
  Westmont Industries Berhad                Malaysia            15,000            24,708
                                                                           -------------
                                                                                 $52,611
                                                                           -------------

Energy (13.49%)
  Archer Resources, Ltd. <F*>                Canada              5,900           $30,133
  Bitech Petroluem Corporation
    Comon <F*>                               Canada             36,667            53,505
    Warrants, expiring August
      31, 1997                               Canada             26,667                 0
  Eni Spa - ADR                              Italy                 700            36,138
  Lukoil Oil Company - ADR                   Russia                200             9,100
  MOL Magyar Olaj - es Gazipari Rt.         Hungary              3,000            37,488
  Rao Gazprom - ADR - Rule 144A <F*>         Russia              2,500            44,531
  Sasol Ltd. - ADR                        South Africa           5,000            58,125
                                                                           -------------
                                                                                $269,020
                                                                           -------------

Financial Services (16.67%)
  Bank of Montreal                           Canada              1,200           $38,250
  Banque Libanaise pour le Commerce
    SAL - GDR - Rule 144A <F*>              Lebanon              3,985            48,418


                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds          Value
----------------------------------         ---------      --------------   -------------

Financial Services (continued)
  Banque Morocaine du Commerce
    Exterieur - GDR <F*>                    Morocco              3,000           $46,875
  Cie Financiere de Paribas                  France                800            54,104
  Sphere Drake Holdings, Ltd.               Bermuda              2,000            17,750
  Thai Military Bank                        Thailand             7,500            14,772
  Vilniaus Bankas AB - GDR - Rule
    144A <F*>                              Lithuiana             2,000            84,500
  Vseobeona Uverova Banka AS <F*>       Slovak Republic            457            27,726
                                                                           -------------
                                                                                $332,395
                                                                           -------------

Food and Beverage (4.88%)
  Danone Group                               France                200           $27,869
  Foster's Brewing Group, Ltd.             Australia             8,000            16,203
  Kirin Beverage Corporation                 Japan               2,000            26,880
  OMSA Alimentacion, S.A.                    Spain               6,500            26,411
                                                                           -------------
                                                                                 $97,363
                                                                           -------------

Industrial Products and Services
  (15.41%)
  Asia Cement Company - GDR                  Tawain              1,280           $23,520
  Bridgestone Corporation                    Japan               1,000            18,954
  Buderus AG                                Germany                100            49,315
  IWKA AG                                   Germany                125            29,606
  Radiotronica, S.A. <F*>                    Spain               5,200            65,752
  Vitro, Sociedad Anonima                    Mexico             11,200            61,600
  Willbros Group, Inc. <F*>              United States           6,000            58,500
                                                                           -------------
                                                                                $307,247
                                                                           -------------

Leisure & Entertainment (2.32%)
  Grupo Anaya SA                             Spain               1,600           $29,915
  Matsushita Electric Industrial
    Co., Ltd.                                Japan               1,000            16,284
                                                                           -------------
                                                                                 $46,199
                                                                           -------------

                       See Notes to Financial Statements
28


                              LINDNER INVESTMENTS

                 SCHEDULES OF INVESTMENTS - DECEMBER 31, 1996
                                  (Unaudited)

                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds          Value
----------------------------------         ---------      --------------   -------------

LINDNER INTERNATIONAL FUND
--------------------------
Metals Processing (2.08%)
  Usinor Salcilor                            France              2,850           $41,472
                                                                           -------------

Mining (9.74%)
  AUR Resources, Inc. <F*>                   Canada             11,000           $64,205
  Ashanti Goldfields Company Ltd.          Australia             1,200            14,297
  Gold Reserve Corporation <F*>              Canada              4,400            40,449
  Meridian Gold, Inc. <F*>                   Canada             10,000            41,250
  Vaal Reefs Exploration and Mining
    Company Ltd.                          South Africa           5,500            34,031
                                                                           -------------
                                                                                $194,232
                                                                           -------------

Packaging and Containers (2.46%)
  Schmalbach-Lubeca AG                      Germany                200           $49,056
                                                                           -------------

Retail Trade (4.94%)
  Hornback-Baumarkt AG                      Germany                700           $22,166
  Marui Co., Ltd.                            Japan               1,000            18,006
  Shinsegae Department Store              South Korea            1,400            58,437
                                                                           -------------
                                                                                 $98,609
                                                                           -------------

Utilities (Gas, Electric & Water)
  (15.22%)
  Canadian 88 Energy Corporation <F*>        Canada             14,000           $61,287
  Czech Power Company <F*>               Czech Republic            400            14,323
  Hidroelctrica del Cantabrico, S.A.         Spain                 600            22,922
  Huaneng Power International, Inc.
    - ADR <F*>                               China               3,500            78,750
  Korea Electric Power Company - ADR      South Korea            3,000            61,500
  Mosenergo - GDR - Rule 144A <F*>           Russia              2,100            64,680
                                                                           -------------
                                                                                $303,462
                                                                           -------------

Total Common Stocks (Cost $1,803,807)                                         $1,901,810
                                                                           -------------

                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds          Value
----------------------------------         ---------      --------------   -------------

PREFERRED STOCKS (0.13%)

Mining (0.13%)
  Ashanti Goldfields Company Ltd.,
    $.648                                  Australia             1,200            $2,628
                                                                           -------------

Total Preferred Stocks (Cost $0)                                                  $2,628
                                                                           -------------

CONVERTIBLE BONDS (0.69%)

Mining (0.69%)
  Anvil Range Mining
    Corporation, 8.5%, due 2002              Canada            $25,000           $13,772
                                                                           -------------

Total Convertible Bonds (Cost
  $18,343)                                                                       $13,772
                                                                           -------------

Total Investments (Cost $1,822,150)                              96.19%       $1,918,210

Excess of Other Assets over
  Liabilities                                                     3.81%          $75,996
                                                          ------------     -------------

Net Assets                                                      100.00%       $1,994,206
                                                          ============     =============

<F*> Non-income producing
ADR American Depository Receipts
GDR Global Depository Receipts

                       See Notes to Financial Statements

                                                                              29

                                            LINDNER INVESTMENTS

                                          STATEMENTS OF OPERATIONS
                                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
                                                (Unaudited)

                                                                                         LINDNER DIVIDEND
                                                                LINDNER GROWTH FUND            FUND
                                                                -------------------      ----------------
INVESTMENT INCOME
Income:
  Dividends
    Unaffiliated issuers (net of withholding taxes of
      $41,473, $249,450, $0, $0, $7,493 and $1,353
      respectively)                                                        $5,573,367           $39,796,430
    Affiliated issuers (Non-controlled) (net of withholding
      taxes of $21,839 for Lindner Growth Fund)                             2,006,251               492,685
  Amortization                                                              3,011,819             5,242,356
  Interest                                                                  3,042,072            27,237,796
                                                               ----------------------  --------------------
      Total income                                                         13,633,509            72,769,267
                                                               ----------------------  --------------------
Expenses:
  Management fees (Note 3)                                                  3,879,751             5,790,959
  Registration and regulatory fees                                             70,408                53,422
  Dividend expense - short sales                                                   --                    --
  Professional fees                                                            64,888                98,898
  Custodian fees                                                              134,706               100,418
  Transfer agent fees (Note 3)                                                244,040               367,653
  Organizational expense (Note 4)                                                  --                    --
  Other expenses                                                              251,028               410,410
  12b-1 fees - Institutional shares                                                13                    50
  Expenses reimbursed by advisor                                                   --                    --
                                                               ----------------------  --------------------
      Total expenses                                                        4,644,834             6,821,810
        Fees paid indirectly (Note 6)                                         (30,232)              (50,779)
                                                               ----------------------  --------------------
        Net expenses                                                        4,614,602             6,771,031
                                                               ----------------------  --------------------
  Net investment income/(loss)                                              9,018,907            65,998,236
                                                               ----------------------  --------------------
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND
  FOREIGN CURRENCY TRANSACTIONS:
Net realized gain on investments of unaffiliated issuers                   46,144,212            44,448,222
Net realized gain (loss) on investments of affiliated issuers
  (Non-controlled)                                                         15,216,376               (53,977)
Net realized gain on securities sold short                                         --             1,416,968
Net realized loss on option transactions                                           --                    --
Net realized loss on foreign currency transactions                             (4,281)               (2,155)
                                                               ----------------------  --------------------
Net realized gain (loss) on investments and foreign currency
  transactions                                                             61,356,307            45,809,058
                                                               ----------------------  --------------------
Change in unrealized appreciation on investments                           22,291,709           (29,029,798)
Net unrealized depreciation on securities sold short                               --              (389,459)
Net unrealized depreciation on options                                             --                    --
Net unrealized depreciation on translation of assets and
  liabilities in foreign currencies                                            (1,557)               (1,007)
                                                               ----------------------  --------------------
Net unrealized appreciation (depreciation) on investments and
  translation of assets and liabilities in foreign currencies              22,290,152           (29,420,264)
                                                               ----------------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS                                                              $92,665,366           $82,387,030
                                                               ======================  ====================


30                     See Notes to Financial Statements


                                                        LINDNER INVESTMENTS


                                                      STATEMENTS OF OPERATIONS
                                             FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
                                                            (Unaudited)

                                                                                                      LINDNER/RYBACK
                                                                             LINDNER UTILITY FUND     SMALL-CAP FUND
                                                                             --------------------     --------------
INVESTMENT INCOME
Income:
  Dividends
    Unaffiliated issuers (net of withholding taxes of
      $41,473, $249,450, $0, $0, $7,493 and $1,353
      respectively)                                                                      $526,169               $69,339
    Affiliated issuers (Non-controlled) (net of withholding
      taxes of $21,839 for Lindner Growth Fund)                                                --                    --
  Amortization                                                                             12,525                37,048
  Interest                                                                                103,845                    --
                                                                             --------------------  --------------------

      Total income                                                                        642,539               106,387
                                                                             --------------------  --------------------
Expenses:
  Management fees (Note 3)                                                                114,321                42,925
  Registration and regulatory fees                                                         15,277                12,380
  Dividend expense - short sales                                                               --                    --
  Professional fees                                                                         2,004                   678
  Custodian fees                                                                            1,687                   485
  Transfer agent fees (Note 3)                                                              8,980                 2,833
  Organizational expense (Note 4)                                                           3,310                 2,983
  Other expenses                                                                            9,885                 5,641
  12b-1 fees - Institutional shares                                                            86                    --
  Expenses reimbursed by advisor                                                               --                    --
                                                                             --------------------  --------------------
      Total expenses                                                                      155,550                67,925
        Fees paid indirectly (Note 6)                                                      (2,062)                 (455)
                                                                             --------------------  --------------------
        Net expenses                                                                      153,488                67,470
                                                                             --------------------  --------------------
  Net investment income/(loss)                                                            489,051                38,917
                                                                              --------------------  -------------------
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND
  FOREIGN CURRENCY TRANSACTIONS:
Net realized gain on investments of unaffiliated issuers                                  240,243               335,359
Net realized gain (loss) on investments of affiliated issuers
  (Non-controlled)                                                                             --                    --
Net realized gain on securities sold short                                                     --                    --


Net realized loss on option transactions                                                       --                    --
Net realized loss on foreign currency transactions                                           (160)                   --
                                                                             --------------------  --------------------
Net realized gain (loss) on investments and foreign currency
  transactions                                                                            240,083               335,359
                                                                             --------------------  --------------------
Change in unrealized appreciation on investments                                          722,557               827,582
Net unrealized depreciation on securities sold short                                           --                    --
Net unrealized depreciation on options                                                         --                    --
Net unrealized depreciation on translation of assets and
  liabilities in foreign currencies                                                            --                    --
                                                                             --------------------  --------------------
Net unrealized appreciation (depreciation) on investments and
  translation of assets and liabilities in foreign currencies                             722,557               827,582
                                                                             --------------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS                                                                           $1,451,691            $1,201,858
                                                                             ====================  ====================


                                                                                                        LINDNER
                                                                             LINDNER BULWARK FUND  INTERNATIONAL FUND
                                                                             --------------------  ------------------
INVESTMENT INCOME
Income:
  Dividends
    Unaffiliated issuers (net of withholding taxes of
      $41,473, $249,450, $0, $0, $7,493 and $1,353
      respectively)                                                                       $45,501              $7,553
    Affiliated issuers (Non-controlled) (net of withholding
      taxes of $21,839 for Lindner Growth Fund)                                                --                  --
  Amortization                                                                            373,475               2,200
  Interest                                                                                905,785                 912
                                                                             --------------------  ------------------

      Total income                                                                      1,324,761              10,665
                                                                             --------------------  ------------------
Expenses:
  Management fees (Note 3)                                                                380,662               8,632
  Registration and regulatory fees                                                         20,020               5,681
  Dividend expense - short sales                                                           15,358                  --
  Professional fees                                                                         3,001                 209
  Custodian fees                                                                            3,175               2,394
  Transfer agent fees (Note 3)                                                             11,245                 853
  Organizational expense (Note 4)                                                           6,423               3,669
  Other expenses                                                                            7,937               1,423
  12b-1 fees - Institutional shares                                                             8                  --
  Expenses reimbursed by advisor                                                               --              (3,860)
                                                                             --------------------  ------------------
      Total expenses                                                                      447,829              19,001
        Fees paid indirectly (Note 6)                                                      (3,742)               (144)
                                                                             --------------------  ------------------
        Net expenses                                                                      444,087              18,857
                                                                             --------------------  ------------------
  Net investment income/(loss)                                                            880,674              (8,192)
                                                                             --------------------   -----------------
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND
  FOREIGN CURRENCY TRANSACTIONS:
Net realized gain on investments of unaffiliated issuers                                3,086,434              25,188
Net realized gain (loss) on investments of affiliated issuers
  (Non-controlled)                                                                             --                  --
Net realized gain on securities sold short                                                844,019                  --
Net realized loss on option transactions                                               (5,823,183)                 --
Net realized loss on foreign currency transactions                                            (31)                (32)
                                                                             --------------------  ------------------
Net realized gain (loss) on investments and foreign currency
  transactions                                                                         (1,892,761)             25,156
                                                                             --------------------  ------------------
Change in unrealized appreciation on investments                                        2,617,940               2,863
Net unrealized depreciation on securities sold short                                   (1,298,372)                 --
Net unrealized depreciation on options                                                 (3,423,442)                 --
Net unrealized depreciation on translation of assets and
  liabilities in foreign currencies                                                          (572)                (16)
                                                                             --------------------  ------------------
Net unrealized appreciation (depreciation) on investments and
  translation of assets and liabilities in foreign currencies                          (2,104,446)              2,847
                                                                             --------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS                                                                          ($3,116,533)            $19,811
                                                                             ====================  ==================


                       See Notes to Financial Statements                      31


                                            LINDNER INVESTMENTS

                                    STATEMENTS OF CHANGES IN NET ASSETS
                                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
                                      AND THE YEAR ENDED JUNE 30, 1996
                                                (Unaudited)

                                            LINDNER GROWTH FUND                LINDNER DIVIDEND FUND
                                       ----------------------------        ----------------------------
                                       December 31,        June 30,        December 31,        June 30,
                                           1996              1996              1996              1996
                                       ------------        --------        ------------        --------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
    Net investment income (loss)           $9,018,907       $21,998,188       $65,998,236      $139,276,377
    Net realized gain (loss) on
      investments and foreign
      currency transactions                61,356,307       193,157,135        45,809,058        69,705,849
    Net increase (decrease) in
      unrealized appreciation on
      investments and translation
      of assets and liabilities in
      foreign currencies                   22,290,152        66,478,515       (29,420,264)      103,169,388
                                     ----------------  ----------------  ----------------  ----------------
    Net Increase (Decrease) in Net
      Assets                              $92,665,366      $281,633,838       $82,387,030      $312,151,614
                                     ----------------  ----------------  ----------------  ----------------
DISTRIBUTIONS TO SHAREHOLDERS:
    From net investment income:
    Investors shares                     ($20,932,703)     ($27,562,263)     ($64,876,929)    ($138,030,345)
    Institutional shares                         (235)               --            (5,928)               --
    From net realized gain on
      investments and foreign
      currency transactions:
    Investors shares                     (166,339,542)      (78,994,844)      (62,624,763)      (17,445,338)
    Institutional shares                       (1,972)               --           (10,487)               --
                                     ----------------  ----------------  ----------------  ----------------
    Net decrease in net assets from
      distributions to shareholders     ($187,274,452)    ($106,557,107)    ($127,518,107)    ($155,475,683)
                                     ----------------  ----------------  ----------------  ----------------
FUND SHARE TRANSACTIONS (NOTE 7:)
    Investors shares                     $143,992,264     ($175,166,676)      $35,082,190      $233,337,062
    Institutional shares                       16,761                --           387,470                --
                                     ----------------  ----------------  ----------------  ----------------
    Net Increase (Decrease) in Fund
      Share Transactions                  144,009,025      (175,166,676)       35,469,660       233,337,062
                                     ----------------  ----------------  ----------------  ----------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS                                  $49,399,939          ($89,945)      ($9,661,417)     $390,012,993
Net Assets at the Beginning of the
  Period                               $1,446,094,329    $1,446,184,274    $2,292,933,462    $1,902,920,469
                                     ----------------  ----------------  ----------------  ----------------
Net Assets at the End of the Period    $1,495,494,268    $1,446,094,329    $2,283,272,045    $2,292,933,462
                                     ================  ================  ================  ================
Undistributed Net Investment Income
  (Loss) Included in Net Assets at
  the End of the Period                   ($1,062,657)      $10,851,374        $3,355,923        $2,240,544
                                     ================  ================  ================  ================

32                     See Notes to Financial Statements


                                                    LINDNER INVESTMENTS

                                            STATEMENTS OF CHANGES IN NET ASSETS
                                         FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
                                              AND THE YEAR ENDED JUNE 30, 1996
                                                        (Unaudited)

                                                                                         LINDNER/RYBACK
                                                          LINDNER UTILITY FUND           SMALL-CAP FUND
                                                       -------------------------    -------------------------
                                                       December 31,     June 30,    December 31,     June 30,
                                                           1996           1996          1996           1996
                                                       ------------     --------    ------------     --------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
    Net investment income (loss)                           $489,051      $674,643       $38,917       ($3,065)
    Net realized gain (loss) on
      investments and foreign
      currency transactions                                 240,083     3,104,248       335,359      (206,452)
    Net increase (decrease) in
      unrealized appreciation on
      investments and translation
      of assets and liabilities in
      foreign currencies                                    722,557     3,009,888       827,582     1,871,886
                                                       ------------  ------------  ------------  ------------
    Net Increase (Decrease) in Net
      Assets                                             $1,451,691    $6,788,779    $1,201,858    $1,662,369
                                                       ------------  ------------  ------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS:
    From net investment income:
    Investors shares                                      ($549,590)    ($631,299)     ($26,731)           --
    Institutional shares                                     (1,974)           --            --            --
    From net realized gain on
      investments and foreign
      currency transactions:
    Investors shares                                        (36,612)           --            --     ($981,949)
    Institutional shares                                       (246)           --            --            --
                                                       ------------  ------------  ------------  ------------
    Net decrease in net assets from
      distributions to shareholders                       ($588,422)    ($631,299)     ($26,731)    ($981,949)
                                                       ------------  ------------  ------------  ------------
FUND SHARE TRANSACTIONS (NOTE 7:)
    Investors shares                                     $1,949,198    $8,559,763    $3,298,715    $1,561,514
    Institutional shares                                     (3,895)           --           160            --
                                                       ------------  ------------  ------------  ------------
    Net Increase (Decrease) in Fund
      Share Transactions                                  1,945,303     8,559,763     3,298,875     1,561,514
                                                       ------------  ------------  ------------  ------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS                                                 $2,808,572   $14,717,243    $4,474,002    $2,241,934
Net Assets at the Beginning of the
  Period                                                $32,298,880   $17,581,637   $10,109,289    $7,867,355
                                                       ------------  ------------  ------------  ------------
Net Assets at the End of the Period                     $35,107,452   $32,298,880   $14,583,291   $10,109,289
                                                       ============  ============  ============  ============
Undistributed Net Investment Income
  (Loss) Included in Net Assets at
  the End of the Period                                     $41,323      $103,836      ($28,482)     ($40,668)
                                                       ============  ============  ============  ============



                                                          LINDNER BULWARK FUND      LINDNER INTERNATIONAL FUND
                                                       -------------------------    --------------------------
                                                       December 31,     June 30,    December 31,     June 30,
                                                           1996           1996          1996           1996
                                                       ------------     --------    ------------     --------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
    Net investment income (loss)                           $880,674    $1,085,530       ($8,192)         $334
    Net realized gain (loss) on
      investments and foreign
      currency transactions                              (1,892,761)   (2,627,863)       25,156        27,092
    Net increase (decrease) in
      unrealized appreciation on
      investments and translation
      of assets and liabilities in
      foreign currencies                                 (2,104,446)    6,273,469         2,847        93,217
                                                       ------------  ------------  ------------  ------------
    Net Increase (Decrease) in Net
      Assets                                            ($3,116,533)   $4,731,136       $19,811      $120,643
                                                       ------------  ------------  ------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS:
    From net investment income:
    Investors shares                                    ($1,311,535)  ($1,664,244)        ($281)      ($2,124)
    Institutional shares                                    (28,351)           --            --            --
    From net realized gain on
      investments and foreign
      currency transactions:
    Investors shares                                             --            --       (27,129)          (11)
    Institutional shares                                         --            --            (2)           --
                                                       ------------  ------------  ------------  ------------
    Net decrease in net assets from
      distributions to shareholders                     ($1,339,886)  ($1,664,244)     ($27,412)      ($2,135)
                                                       ------------  ------------  ------------  ------------
FUND SHARE TRANSACTIONS (NOTE 7:)
    Investors shares                                    $17,473,864   ($5,859,516)     $799,658      $788,346
    Institutional shares                                  1,652,971            --           169            --
                                                       ------------  ------------  ------------  ------------
    Net Increase (Decrease) in Fund
      Share Transactions                                 19,126,835    (5,859,516)      799,827       788,346
                                                       ------------  ------------  ------------  ------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS                                                $14,670,416   ($2,792,624)     $792,226      $906,854
Net Assets at the Beginning of the
  Period                                                $62,257,846   $65,050,470    $1,201,980      $295,126
                                                       ------------  ------------  ------------  ------------
Net Assets at the End of the Period                     $76,928,262   $62,257,846    $1,994,206    $1,201,980
                                                       ============  ============  ============  ============
Undistributed Net Investment Income
  (Loss) Included in Net Assets at
  the End of the Period                                     $49,195      $508,405       ($8,147)         $327
                                                       ============  ============  ============  ============

                       See Notes to Financial Statements                      33

                              LINDNER INVESTMENTS

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)

1. Organization and Significant Accounting Policies

    Lindner Investments, a Massachusetts business trust (the "Funds"), is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Six series of shares are currently issued: (1) Lindner Growth Fund, (2) Lindner Dividend Fund, (3) Lindner Utility Fund, (4) Lindner/Ryback Small-Cap Fund, (5) Lindner Bulwark Fund, and (6) Lindner International Fund. Since March 1996, the Funds offer both Investor and Institutional classes of shares. Investor shares are sold without a 12b-1 fee. Institutional shares are sold with a 12b-1 fee. Institutional shares sold have their own distribution/administrative service plan and certain expenses are directly allocated to that class.

    The following is a summary of significant accounting policies followed by the Funds.

    Security Valuation

        Investments in securities traded on a national securities exchange or in the NASDAQ Stock Market are valued at the last reported sales price as of the close of the New York Stock Exchange; securities traded in the over-the-counter market and listed securities for which no sale was reported on the day are valued at the mean between the last reported bid and asked prices. The value of foreign securities is converted into U.S. dollars at the rate of exchange prevailing on the valuation date. When market quotes are not readily available, such securities are valued at fair value as determined in good faith by the Board of Trustees.

    Foreign Currency Translation

        The books and records of the Funds are maintained in U.S. dollars as follows: (1) the foreign currency market value of investment securities is translated at the current exchange rates; and (2) purchases, sales, income, and expenses are translated at the rate of exchange prevailing on the respective dates of such transactions.

        Reported net realized foreign currency gains or losses arise from currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in the exchange rate.

    Income Taxes

        It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

    Short Sales

        The Lindner Bulwark series may invest in short sales of securities in order to profit from declines in stock prices. When a Fund engages in a short sale, an amount equal to the proceeds received by the Fund is reflected as an asset and equivalent liability. The amount of the liability is subsequently marked to market to reflect the market value of the short sale. The Fund maintains a segregated account of securities and cash as collateral for the short sales. The Fund is exposed to market risk based on the amount, if any, that the market value of the stock exceeds the proceeds received. Other Funds may engage in short sales of securities if they own or have the right to acquire, without the

                              LINDNER INVESTMENTS
        payment of further consideration, an approximately equal amount of such securities ("short sales against the box").

    Allocation of Income, Expenses and Gains and Losses

        The Funds allocate income, expenses (other than class specific expenses) and gains and losses daily to each class of shares based upon the relative proportion of shares represented by each class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

    Use of Management Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

    Other

        The Funds follow industry practice and record security transactions on the trade date. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the Funds are informed of the ex-dividend date. Interest income is recognized on an accrual basis. Dividend and interest income is recorded net of foreign taxes where recovery of such taxes is not assured. Premiums and discounts, if any, on securities purchases are amortized over the life of the respective securities. Distributions to shareholders are recorded on the ex-dividend date.

2. Investment Transactions

    For the six months ended December 31, 1996, aggregate purchases and sales of investment securities, other than options, securities sold short, and short-term obligations were as follows:

                                                             Purchases               Sales
                                                            ------------          ------------
  LINDNER GROWTH FUND                                       $288,576,267          $308,555,220
  LINDNER DIVIDEND FUND                                      502,110,626           548,300,594
  LINDNER UTILITY FUND                                        16,400,783            14,243,087
  LINDNER/RYBACK
    SMALL-CAP FUND                                             5,144,597             1,738,520
  LINDNER BULWARK FUND                                        23,255,736            12,561,686
  LINDNER INTERNATIONAL FUND                                   1,095,555               297,355

                              LINDNER INVESTMENTS

    For the six months ended December 31, 1996, aggregate purchases and sales of U.S. Government securities were as follows:

                                                             Purchases               Sales
                                                            ------------          ------------
  LINDNER GROWTH FUND                                       $481,658,785          $505,713,352
  LINDNER DIVIDEND FUND                                      475,057,250           443,590,056
  LINDNER UTILITY FUND                                        11,259,383            11,671,959
  LINDNER/RYBACK
    SMALL-CAP FUND                                            11,560,496            11,597,786
  LINDNER BULWARK FUND                                       142,158,532           147,150,258
  LINDNER INTERNATIONAL FUND                                   1,396,964             1,499,081

    For the six months ended December 31, 1996, aggregate purchases and sales of options in the Lindner Bulwark Fund were $15,337,505 and $5,968,816, respectively.

    For the six months ended December 31, 1996, the cost of investments purchased to cover short sales and the proceeds from investments sold short were as follows:

                                                              Short Sales            Covers
                                                              -----------          -----------
  LINDNER DIVIDEND FUND                                       $ 3,921,120          $ 1,348,675
  LINDNER BULWARK FUND                                         20,323,269           15,167,206

    On December 31, 1996, the composition of unrealized appreciation (depreciation) of investment securities based on the aggregate cost of investments for federal income tax purposes was as follows:

                                      Appreciation    (Depreciation)        Net         Federal Tax Cost
                                      ------------    --------------    ------------    ----------------
  LINDNER GROWTH FUND                 $413,427,439    $  (56,012,554)   $357,414,885     $ 1,147,035,275
  LINDNER DIVIDEND FUND                208,064,318      (106,026,697)    102,037,621       2,178,000,949
  LINDNER UTILITY FUND                   5,226,103          (413,308)      4,809,795          30,066,598
  LINDNER/RYBACK
    SMALL-CAP FUND                       2,800,193          (227,985)      2,572,208          11,583,928
  LINDNER BULWARK FUND                  13,503,535        (5,232,853)      8,270,682          57,681,391
  LINDNER INTERNATIONAL FUND               225,314          (129,254)         96,060           1,675,865

3. Fees and Other Transactions with Affiliates

    The management fee for Lindner Growth Fund series is payable to Ryback Management (the "Adviser") (before reimbursement of expenses to the Funds, if any) at the annual rate of .7% of average net assets up to $50 million, .6% of the next $350 million and .5% of the excess over $400 million. Depending on Lindner Growth Fund's performance compared to the S&P 500 Composite Index, the fee may be increased or decreased by up to .2%.

                              LINDNER INVESTMENTS

    The management fee for Lindner Dividend Fund series is payable quarterly to the Adviser (before reimbursement of expenses to the Funds, if any) at the annual rate of .7% of average net assets up to $50 million, .6% of the next $150 million and .5% of the excess over $200 million.

    The management fee is payable monthly to the Adviser by Lindner Utility Fund and Lindner/Ryback Small-Cap Fund according to the following annual percentage rate of daily net asset values averaged monthly (before reimbursement of expenses to the Funds, if any) of each of the Funds: .7% on the first $50,000,000, .6% on the next $150,000,000 and .5% of the excess of $200,000,000.

    The management fee from Lindner Bulwark Fund and Lindner International Fund is payable monthly to the Adviser at the annual percentage rate of 1% of daily net asset values averaged monthly (before reimbursement of expenses to the Funds, if any) of each of the Funds.

    Annual operating and management expenses for the Lindner Growth Fund and Lindner Dividend Fund, excluding taxes and interest, may not exceed 1.5% of the first $30 million of average net assets plus 1% of average net assets in excess of $30 million of the respective funds.

    Annual operating and management expenses for the Lindner Utility Fund, Lindner/Ryback Small-Cap Fund, Lindner Bulwark Fund, and Lindner International Fund, excluding taxes and interest, may not exceed the most stringent limitation imposed by state law on expense limitations in a state in which the Funds' shares are qualified for sale. For the six months ended December 31, 1996, the Advisor reimbursed Lindner International Fund $3,860.

    Ryback Management Corporation, acting as stock transfer agent and dividend disbursing agent for the Funds, is compensated at a rate of 75 cents per shareholder account per month. During the six months ended December 31, 1996, the following transfer agent fees were paid to Ryback Management
    Corporation: Lindner Growth Fund ($235,661), Lindner Dividend Fund ($349,202), Lindner Utility Fund ($8,549), Lindner/Ryback Small-Cap Fund ($2,742), Lindner Bulwark Fund ($10,887), and Lindner International Fund ($827).

    Certain officers and directors of the Funds are affiliates of Ryback Management Corporation.

4. Organizational Expense

    The following is a schedule of expenses in connection with the organization and registration of the Funds which are being amortized and reimbursed to the Adviser on a straight line basis over a period of five years:

                                                            Original       Accumulated         1997
                                                            Expense        Amortization       Expense
                                                            --------       ------------       -------
  LINDNER UTILITY FUND                                      $ 32,377         $ 21,300         $3,310
  LINDNER/RYBACK
    SMALL-CAP FUND                                            29,182           17,410          2,983
  LINDNER BULWARK FUND                                        62,831           36,761          6,423
  LINDNER INTERNATIONAL FUND                                  35,889           14,576          3,669

    Any redemption by the shareholders of the Adviser of their initial investment in Lindner Utility Fund of $100,000 will reduce the reimbursement by a pro rata portion of any of the then unamortized expenses.

    The Adviser reimbursed certain costs associated with registration of the Institutional class of shares during the six months ended December 31, 1996.

                              LINDNER INVESTMENTS

5. Transactions with Affiliates

    Issuers of whose voting stock the Funds own more than 5% but less than 25% are classified as "affiliates (Non-controlled"). Following is an analysis of transactions for the six months ended December 31, 1996, with "affiliated companies" as defined by the Investment Company Act of 1940:

                                                                                                         Gain(Loss)
                                                                                                         Realized
                                                                                           Dividend       on Sale
   Security Name                                  Activity                                  Income        of Shares
--------------------    -------------------------------------------------------------     ----------     -----------

                          Value at       Purchases,        Sales,           Value
                        Beginning of      Additions      Reductions       at End of
                           Period          at Cost         at Cost          Period
                        ------------     -----------     -----------     ------------
LINDNER GROWTH FUND
Acordia, Inc.           $ 34,384,500     $ 1,714,559     $25,400,196     $          0     $  204,460     $ 5,337,054
Alliant Techsystems,
  Inc.                    40,527,500                                       47,300,000
Allied Healthcare
  Products, Inc.                <F#>       1,812,994                        3,039,975
American Media,
  Inc., Class A           11,813,025       1,446,847                       14,833,200
Anvil Range Mining         5,324,326                                        1,560,266
Atlantic Realty
  Trust                    2,418,382         204,755                        3,117,103        120,066
Autoinfo, Inc.             2,228,125                                        2,584,625
Bancfirst
  Corporation              7,056,300                                        8,943,450         59,076
Butler Manufacturing
  Company                 14,850,000                                       17,820,000         52,800
Cardiometrics, Inc.            <F++>       3,193,365                        3,786,200
Centigram
  Communications          10,175,875                      11,168,910                0                     (2,409,479)
Charming Shoppes,
  Inc.                    40,213,875      11,365,949                       40,272,694
Chempower, Inc.            2,843,750                                        3,737,500
Community Financial
  Corporation              2,448,500                         899,750                0         15,340       1,542,290
Comprehensive Care
  Corporation
    Common stock             119,250         298,845                          532,287
    Common stock -
    Rule 144A              1,875,000                                        3,031,250
CPI Corporation                 <F#>      11,329,584                       16,014,675        177,044
Dayton Mining
  Corporation             16,427,622       4,087,789       1,042,490       16,540,807                      1,466,608
Durakon Industries,
  Inc.                     6,945,412         625,000                        6,692,475
EMCON                           <F#>         930,208                        2,442,650
Eskimo Pie
  Corporation                  <F++>       2,513,125                        2,725,625         12,250
Fiberstars, Inc.               <F++>       1,500,481                        1,260,437
Gateway Industries,
  Inc.                         <F++>         708,250                          772,500
The Good Guys, Inc.            <F++>       8,151,075                        7,785,700
Gradco Systems, Inc.       3,075,625                                        2,636,250
Handleman Company         14,242,937       1,857,741                       20,154,350
Health Images, Inc.       12,452,700         115,618       5,593,860                0         33,552       9,901,872
Hilb, Rogal and
  Hamilton Company        11,793,750       1,981,293                       13,250,000        296,150
London & Overseas
  Freighters Ltd. -
  ADR                      5,296,844                                        5,068,750
Maynard Oil Company        2,109,375       2,386,333                        7,794,375
Metricom, Inc.            20,734,875         400,743                       20,190,000
Micronics Computers,
  Inc.                     3,476,544                                        2,798,194
MFRI, Inc.                 2,429,625                                        2,706,688
MK Gold Company                <F++>       2,217,175       1,883,906        2,516,250                       (992,756)
The Morningstar
  Group, Inc.             16,177,975                         672,500       26,576,175                        828,125
MTL, Inc.                  5,737,500                                        6,834,375
National Insurance
  Group                    2,800,800                       3,149,922                0                         93,872
OMI, Inc.                 19,357,950       1,273,516                       21,218,750
Puerto Rican Cement
  Company                  9,813,712                       5,026,796                0        107,202       3,927,425
Quixote Corporation        3,388,500       1,534,931                        6,481,475         71,052

38


                                                                                                         Gain(Loss)
                                                                                                         Realized
                                                                                           Dividend       on Sale
   Security Name                                  Activity                                  Income        of Shares
--------------------    -------------------------------------------------------------     ----------     -----------

                          Value at       Purchases,        Sales,           Value
                        Beginning of      Additions      Reductions       at End of
                           Period          at Cost         at Cost          Period
                        ------------     -----------     -----------     ------------

LINDNER GROWTH FUND
  (CONTINUED)
Ramco-Gershenson
  Properties Trust      $  8,951,637                                     $  9,745,734     $  646,828
Recycling
  Industries, Inc.             <F++>     $ 2,406,287                        1,233,231
Scientific Software
  Intercomp, Inc.          1,449,000          23,438                          435,030
<F*>South American Gold
  and Copper Company
  Ltd.                         <F++>                                        1,490,223
Spaghetti Warehouse        2,015,087         936,210     $    28,740        2,955,225                    $     1,019
Stewart Information
  Services
  Corporation              7,647,500       2,436,000                       10,375,000         52,800
Streamlogic
  Corporation
  (formerly
  Micropolis Corp.)            <F++>       2,838,914                        1,096,012
Tanknology
  Environmental,
  Inc.                     3,228,197                                        2,830,200
Transtechnology
  Corporation                   <F#>       1,280,500                        5,887,500         33,878
Triton Group Ltd.          1,161,731          78,876                        1,878,450
Unilab Corpration          3,066,406                       6,904,748                0                     (4,953,877)
United Grain Growers
  Ltd.                     4,979,496                                        6,303,809        123,753
United Retail Group,
  Inc.                         <F++>       2,586,731                        2,861,950
Uranium Resources,
  Inc.                    11,969,994                                        6,390,759
Vertex
  Communications
  Corporation              7,822,500                                        7,612,500
Wave Technologies
  International,
  Inc.                     1,115,313                                        1,167,188
Wharf Resources,
  Ltd.                    11,533,393                       9,363,449                0                        474,223
Zapata Corporation         7,848,488       2,190,784                       11,579,975
                        ------------     -----------     -----------     ------------     ----------     -----------
                        $405,328,896     $76,427,916     $71,135,267     $416,861,837     $2,006,251     $15,216,376
                        ============     ===========     ===========     ============     ==========     ===========

LINDNER DIVIDEND
  FUND
American Bank of
  Connecticut           $  3,011,638                                     $  3,424,400     $  100,286
Bitech Petroleum
  Corp.                        <F++>     $   224,666                        3,854,899
Comprehensive Care
  Corporation                  <F++>       2,359,532                        2,973,050
El Paso Electric
  Company                 23,130,000                     $   335,852       24,700,000                    $   (53,977)
Handleman Company               <F#>       4,142,934                       19,062,950
Harken Energy
  Corporation                  <F++>      13,268,308                       15,139,500
Metricom, Inc.                  <F#>       3,822,409                       13,507,500
Pimco Commercial
  Mortgage
  Securities               7,181,638                                        7,625,862        392,399
Spaghetti Warehouse            <F++>       2,399,500                        2,519,475
Streamlogic
  Corporation
  (formerly
  Micropolis Corp.)            <F++>       3,742,361                        1,094,844
Uranium Resources,
  Inc.
    Common stock           5,000,250                                        2,669,625
    Common stock -
      Rule 144A            7,375,000                                        3,937,500
Zapata Corporation         6,638,461       2,987,767                       11,044,052
                        ------------     -----------     -----------     ------------     ----------     -----------
                        $ 52,336,987     $32,947,477     $   355,852     $111,553,657     $  492,685     $   (53,977)
                        ============     ===========     ===========     ============     ==========     ===========

LINDNER BULWARK FUND
Gateway Industries,
  Inc.                         <F++>     $   524,630                     $    549,500
Rose's Stores, Inc.             <F#>         858,020                        1,563,759
Scientific Software
  Intercomp, Inc.               <F#>         526,890                          439,620
Triton Group Ltd.               <F#>         334,901                        1,190,525
                        ------------     -----------     -----------     ------------     ----------     -----------
                        $          0     $ 2,244,441     $         0     $  3,743,404     $        0     $         0
                        ============     ===========     ===========     ============     ==========     ===========


<F#> - At June 30, 1996, was not affiliated.  <F++> - At June 30, 1996, was not owned.  <F*> - Security was acquired via a spin-off.

                              LINDNER INVESTMENTS

6. Expense Offset Arrangements

    The Funds have an arrangement whereby custodian expenses are reduced by maintaining a compensating balance with the custodian. The Funds could have invested the assets used by the custodian in an income-producing asset if it had not agreed to a reduction in fees under the expense offset arrangement. In the Statements of Operations and expense ratio in the Financial Highlights, total expenses include the expense which had been offset. The following are the aggregate amounts for the six months ended December 31, 1996, by which expenses have been increased for financial statement presentation:

             LINDNER GROWTH FUND                                             $30,232
             LINDNER DIVIDEND FUND                                            50,779
             LINDNER UTILITY FUND                                              2,062
             LINDNER/RYBACK
               SMALL-CAP FUND                                                    455
             LINDNER BULWARK FUND                                              3,742
             LINDNER INTERNATIONAL FUND                                          144

7. Capital Stock

    The Funds have authorized unlimited shares of $.01 par value Investor shares and Institutional shares. Transactions in shares of capital stock were as follows:

                                                  Six Months or Periods Ended
                                                       December 31, 1996                         Year Ended June 30, 1996
                                                  ---------------------------                 ----------------------------
                                                   Shares              Amount                 Shares                Amount
                                                   ------              ------                 ------                ------

LINDNER GROWTH FUND

Investor shares
---------------
Sold                                               2,052,243       $   54,828,092            62,065,616         $ 1,135,061,274
Dividends and Distributions reinvested             7,123,576          174,100,211             4,157,926              98,228,064
Redeemed                                          (3,184,278)         (84,936,039)          (73,404,006)         (1,408,456,014)
                                                  ----------       --------------           -----------         ---------------
Net increase                                       5,991,541       $  143,992,264            (7,180,464)        $  (175,166,676)
                                                  ==========       ==============           ===========         ===============

Institutional shares
--------------------
Sold                                                     637       $       16,748                    --                      --
Dividends and Distributions reinvested                     1                   13                    --                      --
Redeemed                                                   0                    0                    --                      --
                                                  ----------       --------------           -----------         ---------------
Net increase                                             638       $       16,761                    --                      --
                                                  ==========       ==============           ===========         ===============

LINDNER DIVIDEND FUND

Investor shares
---------------
Sold                                               6,616,178       $  183,748,739            97,757,829         $ 2,552,736,189
Dividends and Distributions reinvested             3,939,036          107,795,002             4,629,712             126,958,767
Redeemed                                          (9,222,575)        (256,461,551)          (93,903,065)         (2,446,357,894)
                                                  ----------       --------------           -----------         ---------------
Net increase                                       1,332,639       $   35,082,190             8,484,476         $   233,337,062
                                                  ==========       ==============           ===========         ===============

Institutional shares
--------------------
Sold                                                  13,405       $      371,062                    --                      --
Dividends and Distributions reinvested                   602               16,413                    --                      --
Redeemed                                                   0                   (5)                   --                      --
                                                  ----------       --------------           -----------         ---------------
Net increase                                          14,007       $      387,470                    --                      --
                                                  ==========       ==============           ===========         ===============

40



                                                      LINDNER INVESTMENTS

                                                  Six Months or Periods Ended
                                                       December 31, 1996                         Year Ended June 30, 1996
                                                  ---------------------------                 ----------------------------
                                                   Shares              Amount                 Shares                Amount
                                                   ------              ------                 ------                ------

LINDNER UTILITY FUND

Investor shares
---------------
Sold                                                 783,646       $   11,105,090             3,272,220         $    40,928,674
Dividends and Distributions reinvested                36,201              516,465                42,941                 556,712
Redeemed                                            (696,317)          (9,672,357)           (2,673,173)            (32,925,623)
                                                  ----------       --------------           -----------         ---------------
Net increase                                         123,530       $    1,949,198               641,988         $     8,559,763
                                                  ==========       ==============           ===========         ===============

Institutional shares
--------------------
Sold                                                  15,669       $      220,158                    --                      --
Dividends and Distributions reinvested                   155                2,220                    --                      --
Redeemed                                             (15,812)            (226,273)                   --                      --
                                                  ----------       --------------           -----------         ---------------
Net increase                                              12       $       (3,895)                   --                      --
                                                  ==========       ==============           ===========         ===============

LINDNER/RYBACK SMALL-CAP FUND

Investor shares
---------------
Sold                                                 676,356       $    4,251,165             2,431,078         $    12,727,249
Dividends and Distributions reinvested                 3,864               25,192               149,350                 784,089
Redeemed                                            (156,033)            (977,642)           (2,375,091)            (11,949,824)
                                                  ----------       --------------           -----------         ---------------
Net increase                                         524,187       $    3,298,715               205,337         $     1,561,514
                                                  ==========       ==============           ===========         ===============

Institutional shares
--------------------
Sold                                                      25       $          160                    --                      --
Dividends and Distributions reinvested                     0                    0                    --                      --
Redeemed                                                   0                    0                    --                      --
                                                  ----------       --------------           -----------         ---------------
Net increase                                              25       $          160                    --                      --
                                                  ==========       ==============           ===========         ===============

LINDNER BULWARK FUND

Investor shares
---------------
Sold                                               6,242,582       $   53,612,005             9,824,886         $    78,768,569
Dividends and Distributions reinvested               154,353            1,236,369               231,734               1,543,443
Redeemed                                          (4,402,632)         (37,374,510)          (11,784,513)            (86,171,528)
                                                  ----------       --------------           -----------         ---------------
Net increase                                       1,994,303       $   17,473,864            (1,727,893)        $    (5,859,516)
                                                  ==========       ==============           ===========         ===============

Institutional shares
--------------------
Sold                                                 202,486       $    1,637,101                    --                      --
Dividends and Distributions reinvested                 3,547               28,338                    --                      --
Redeemed                                              (1,417)             (12,468)                   --                      --
                                                  ----------       --------------           -----------         ---------------
Net increase                                         204,616       $    1,652,971                    --                      --
                                                  ==========       ==============           ===========         ===============

LINDNER INTERNATIONAL FUND

Investor shares
---------------
Sold                                                 131,837       $    1,263,807               203,243         $     1,787,712
Dividends and Distributions reinvested                 2,851               27,282                   235                   2,053
Redeemed                                             (50,750)            (491,431)             (114,402)             (1,001,419)
                                                  ----------       --------------           -----------         ---------------
Net increase                                          83,938       $      799,658                89,076         $       788,346
                                                  ==========       ==============           ===========         ===============

Institutional shares
--------------------
Sold                                                      17       $          168                    --                      --
Dividends and Distributions reinvested                     0                    1                    --                      --
Redeemed                                                   0                    0                    --                      --
                                                  ----------       --------------           -----------         ---------------
Net increase                                              17       $          169                    --                      --
                                                 ===========       ==============           ===========         ===============

                             FINANCIAL HIGHLIGHTS
                                  (unaudited)
           (FOR AN INVESTOR SHARE OUTSTANDING THROUGHOUT THE PERIOD)
                         INCOME (LOSS) FROM INVESTMENT OPERATIONS                             DISTRIBUTIONS
                 --------------------------------------------------------     ----------------------------------------------
                                              Net Realized                                   Distributions
                                                  and                                          from Net
                 Net Asset                     Unrealized        Total        Dividends        Realized
                  Value,          Net            Gains            from         from Net       Gains from
                 Beginning     Investment     (Losses) on      Investment     Investment      Investment           Total
                 of Period       Income       Investments      Operations       Income       Transactions      Distributions

 LINDNER GROWTH FUND <F1>
 ------------------------
 Period Ended June 30,
 1993 <F8>          $20.10        $0.50           $2.40           $2.90          $0.53           $0.15             $0.68
 1994               $22.32        $0.38           $0.71           $1.09          $0.46           $0.53             $0.99
 1995               $22.42        $0.43           $2.66           $3.09          $0.34           $1.84             $2.18
 1996               $23.33        $0.40           $4.47           $4.87          $0.47           $1.34             $1.81
 Six months ended December 31,
 1996               $26.39        $0.17           $1.53           $1.70          $0.39           $3.10             $3.49

 LINDNER DIVIDEND FUND <F2>
 --------------------------
 Period Ended February 28,
 1993 <F8>          $24.27        $1.72           $2.98           $4.70          $1.86           $0.10             $1.96
 1994               $27.01        $1.88           $1.06           $2.94          $1.74           $0.58             $2.32
 1995               $27.63        $1.93          ($2.13)         ($0.20)         $1.90           $0.57             $2.47
 Period Ended June 30,
 1995               $24.96        $0.95           $1.05           $2.00          $0.96           $0.00             $0.96
 1996               $26.00        $1.80           $2.29           $4.09          $1.79           $0.23             $2.02
 Six months ended December 31,
 1996               $28.07        $0.82           $0.19           $1.01          $0.80           $0.78             $1.58

 LINDNER UTILITY FUND <F3>
 -------------------------
 Period Ended June 30,
 1994               $10.00        $0.05          ($0.01)          $0.04          $0.02           $0.00             $0.02
 1995               $10.02        $0.39           $0.84           $1.23          $0.39           $0.09             $0.48
 1996               $10.77        $0.35           $3.42           $3.77          $0.34           $0.00             $0.34
 Six months ended December 31,
 1996               $14.20        $0.20           $0.49           $0.69          $0.23           $0.02             $0.25

 LINDNER/RYBACK SMALL-CAP FUND <F4>
 ----------------------------------
 Period Ended June 30,
 1994                $5.00        $0.01          ($0.22)         ($0.21)         $0.00           $0.00             $0.00
 1995                $4.79       ($0.03)          $0.71           $0.68          $0.01           $0.00             $0.01
 1996                $5.46        $0.00           $1.30           $1.30          $0.00           $0.61             $0.61
 Six months ended December 31,
 1996                $6.15        $0.02           $0.56           $0.58          $0.01           $0.00             $0.01

 LINDNER BULWARK FUND <F5>
 -------------------------
 Period Ended June 30,
 1994                $7.00        $0.01           $0.16           $0.17          $0.00           $0.00             $0.00
 1995                $7.17        $0.11          ($0.10)          $0.01          $0.05           $0.04             $0.09
 1996                $7.09        $0.26           $1.32           $1.58          $0.31           $0.00             $0.31
 Six months ended December 31,
 1996                $8.36        $0.08          ($0.33)         ($0.25)         $0.14           $0.00             $0.14

                                                                             RATIOS/SUPPLEMENTAL DATA
                                               ------------------------------------------------------------------------------------
                                                                         Ratio of Net
                                                                          Investment                                       Net
                   Net Asset                    Ratio of                    Income                                       Assets,
                    Value,        Total         Expenses                      to          Portfolio     Average          End of
                    End of        Return       to Average                  Average        Turnover     Commission        Period
                    Period         <F7>        Net Assets                 Net Assets        Rate         Rates        (In Millions)
 LINDNER GROWTH FUND <F1>
 ------------------------
 Period Ended June 30,
 1993 <F8>           $22.32        14.87%          0.80%                      2.52%        18.71%                         $1,278
 1994                $22.42         4.83%          0.65%                      1.69%        37.92%                         $1,528
 1995                $23.33        14.89%          0.54%                      1.89%        24.94%                         $1,446
 1996                $26.39        21.95%          0.63% <F9>                 1.53%        39.49%        $0.0397          $1,446
 Six months ended December 31,
 1996                $24.60         6.53%          0.32%                      0.62%        21.01%        $0.0432          $1,495

 LINDNER DIVIDEND FUND <F2>
 --------------------------
 Period Ended February 28,
 1993 <F8>           $27.01        20.28%          0.74%                      7.10%        13.50%                         $1,016
 1994                $27.63        11.19%          0.64%                      7.01%        43.20%                         $1,532
 1995                $24.96        -0.44%          0.61%                      7.76%        29.79%                         $1,697
 Period Ended June 30,
 1995                $26.00         8.12%          0.21%                      2.43%        11.00%                         $1,903
 1996                $28.07        16.14%          0.60% <F9>                 6.62%        30.24%        $0.0508          $2,293
 Six months ended December 31,
 1996                $27.50         3.69%          0.30%                      2.91%        23.16%        $0.0447          $2,283

 LINDNER UTILITY FUND <F3>
 -------------------------
 Period Ended June 30,
 1994                $10.02         0.39%          1.30%                      0.76%        44.95%                            $11
 1995                $10.77        12.51%          1.04%                      3.02%       190.70%                            $18
 1996                $14.20        35.39%          0.95% <F9>                 2.87%        98.58%        $0.0422             $32
 Six months ended December 31,
 1996                $14.64         4.88%          0.48%                      1.51%        44.87%        $0.0493             $35

 LINDNER/RYBACK SMALL-CAP FUND <F4>
 ----------------------------------
 Period Ended June 30,
 1994                 $4.79        -4.20%          0.96%                      0.52%         5.03%                             $5
 1995                 $5.46        14.32%          1.65%                     -0.57%       158.62%                             $8
 1996                 $6.15        25.70%          1.22% <F9>                -0.04%       103.05%        $0.0560             $10
 Six months ended December 31,
 1996                 $6.72         9.48%          0.56%                      0.32%        19.41%        $0.0475             $15

 LINDNER BULWARK FUND <F5>
 -------------------------
 Period Ended June 30,
 1994                 $7.17         2.43%          0.66%                      0.26%         0.89%                            $31
 1995                 $7.09         0.10%          1.27%                      2.45%       122.64%                            $65
 1996                 $8.36        23.44%          1.24% <F9>                 2.45%       139.82%        $0.0320             $62
 Six months ended December 31,
 1996                 $7.97        -2.96%          0.60%                      1.19%        63.47%        $0.0364             $77


42


                         INCOME (LOSS) FROM INVESTMENT OPERATIONS                             DISTRIBUTIONS
                 --------------------------------------------------------     ----------------------------------------------
                                              Net Realized                                   Distributions
                                                  and                                          from Net
                 Net Asset                     Unrealized        Total        Dividends        Realized
                  Value,          Net            Gains            from         from Net       Gains from
                 Beginning     Investment     (Losses) on      Investment     Investment      Investment           Total
                 of Period       Income       Investments      Operations       Income       Transactions      Distributions

 LINDNER INTERNATIONAL FUND <F6>
 -------------------------------
 Period Ended June 30,
 1995                $9.00        $0.07           $0.02           $0.09          $0.00           $0.00             $0.00
 1996                $9.09       ($0.01)          $0.86           $0.85          $0.05           $0.00             $0.05
 Six months ended December 31,
 1996                $9.89       ($0.01)         $(0.04)         $(0.05)         $0.00           $0.14             $0.14

                                                                             RATIOS/SUPPLEMENTAL DATA
                                               ------------------------------------------------------------------------------------
                                                                         Ratio of Net
                                                                          Investment                                       Net
                   Net Asset                    Ratio of                    Income                                       Assets,
                    Value,        Total         Expenses                      to          Portfolio     Average          End of
                    End of        Return       to Average                  Average        Turnover     Commission        Period
                    Period         <F7>        Net Assets                 Net Assets        Rate         Rates        (In Millions)

 LINDNER INTERNATIONAL FUND <F6>
 -------------------------------
 Period Ended June 30,
 1995                 $9.09         1.00%          1.26%                      1.02%         0.00%                           $0.3
 1996                 $9.89         9.41%          2.57% <F9>                 0.05%        48.40%        $0.0293            $1.2
 Six months ended December 31,
 1996                 $9.70        -0.52%          1.10%                     -0.47%        18.84%        $0.0289            $1.9

                               (FOR AN INSTITUTIONAL SHARE OUTSTANDING THROUGHOUT THE PERIOD)
 LINDNER GROWTH FUND
 -------------------
 Period ended December 31,
 1996               $26.39        $0.16           $1.53           $1.69          $0.39           $3.10             $3.49

 LINDNER DIVIDEND FUND
 ---------------------
 Period ended December 31,
 1996               $28.07        $0.80           $0.19           $0.99          $0.80           $0.78             $1.58

 LINDNER UTILITY FUND
 --------------------
 Period ended December 31,
 1996               $14.20        $0.19           $0.49           $0.68          $0.23           $0.02             $0.25

 LINDNER/RYBACK SMALL-CAP FUND
 -----------------------------
 Period ended December 31,
 1996                $6.15        $0.02           $0.56           $0.58          $0.01           $0.00             $0.01

 LINDNER BULWARK FUND
 --------------------
 Period ended December 31,
 1996                $8.36        $0.06          ($0.33)         ($0.27)         $0.14           $0.00             $0.14

 LINDNER INTERNATIONAL FUND
 --------------------------
 Period ended December 31,
 1996                $9.89       ($0.01)         ($0.04)         ($0.05)         $0.00           $0.14             $0.14

                                                                                                                           Net
                                                                                                                          Assets,
                                                                                                                          End of
                                                                                                                          Period
                                                                                                                           (In
                                                                                                                        Thousands)
 LINDNER GROWTH FUND
 -------------------
 Period ended December 31,
 1996                $24.59         6.53%          0.40%                      0.48%        21.01%        $0.0432           $15.6

 LINDNER DIVIDEND FUND
 ---------------------
 Period ended December 31,
 1996                $27.48         3.69%          0.30%                      2.56%        23.16%        0.04447            $385

 LINDNER UTILITY FUND
 --------------------
 Period ended December 31,
 1996                $14.63         4.88%          0.62%                      2.30%        44.87%        $0.0493            $0.2

 LINDNER/RYBACK SMALL-CAP FUND
 -----------------------------
 Period ended December 31,
 1996                 $6.72         9.48%          0.13%                      0.12%        19.41%        $0.0475            $0.2

 LINDNER BULWARK FUND
 --------------------
 Period ended December 31,
 1996                 $7.95        -2.96%          0.58%                      1.39%        63.47%        $0.0364          $1,626

 LINDNER INTERNATIONAL FUND
 --------------------------
 Period ended December 31,
 1996                 $9.70        -0.52%          0.09%                      0.07%        18.84%        $0.0289            $0.2


 <F1> Historical performance information is for Lindner Fund, Inc. ("LGFI"), the predecessor of the Lindner Growth Fund series of the Trust. The Lindner Growth Fund series of the Trust succeeded to all of the assets and liabilities of LGFI on June 30, 1995, pursuant to a reorganization approved by the shareholders of LGFI on June 29, 1995.

 <F2> Historical performance information is for Lindner Dividend Fund, Inc.
      ("LDFI"), the predecessor of the Lindner Dividend Fund series of the Trust. The Lindner Dividend Fund series of the Trust succeeded to all of the assets and liabilities of LDFI on June 30, 1995, pursuant to a reorganization approved by the shareholders of LDFI on June 29, 1995.

 <F3> Operations commenced on October 4, 1993.

 <F4> Operations commenced on January 24, 1994.

 <F5> Operations commenced on February 11, 1994.

 <F6> Operations commenced on January 1, 1995.

 <F7> Total return for periods of less than one year are not annualized. Total return is the percentage increase in value for a period, assuming initial investment at the net asset value on the day before the start of the period and assuming all dividends and distributions were reinvested and a redemption at the net asset value on the last day of the period.

 <F8> On January 29, 1993, Lindner Growth Fund and Lindner Dividend Fund
      changed financial advisors to Ryback Management Corporation from Lindner Management Corporation.

 <F9> Expense ratio for periods after September 1, 1995, are computed using gross expenses which include fees reduced in connection with specific agreements.

=============================================================
-------------------------------------------------------------

LINDNER INVESTMENTS
       7711 Carondelet Avenue, Suite 700
       St. Louis, Missouri 63105
       (314) 727-5305
       FAX: (314) 727-9306

BOARD OF TRUSTEES
       Robert L. Byman
       Terence P. Fitzgerald
       Marc P. Hartstein
       Peter S. Horos
       Donald J. Murphy
       Dennis P. Nash
       Eric E. Ryback
       Doug T. Valassis

INVESTMENT ADVISER
       Ryback Management Corporation

CUSTODIANS
       Star Bank, N.A.
       The Chase Manhattan Bank, N.A.

COUNSEL
       Dykema Gossett PLLC

INDEPENDENT AUDITORS
       Deloitte & Touche LLP

TRANSFER AGENT
      Ryback Management Corporation
-------------------------------------------------------------
=============================================================

      [LOGO]         LINDNER(R)
                     FUNDS
      ADVISED BY RYBACK MANAGEMENT CORPORATION(SM)

                    SEMI-ANNUAL REPORT



                          [LOGO]



                   THE LINDNER(R) FUNDS
                 ------------------------
       ADVISED BY RYBACK MANAGEMENT CORPORATION(SM)



                   -------------------
                       PERIOD ENDED
                    DECEMBER 31, 1996
                   ===================



           LINDNER                LINDNER/RYBACK
           GROWTH                   SMALL-CAP
            FUND                      FUND

           LINDNER                   LINDNER
          DIVIDEND                   BULWARK
            FUND                      FUND

           LINDNER                   LINDNER
           UTILITY                INTERNATIONAL
            FUND                      FUND

                   www.lindnerfunds.com